HORIZON HEALTH CORP








04051949

2004 Annual Report

Horizon Health

About the Company

Horizon Health is a leading manager and a provider of behavioral health and physical rehabilitation clinical services and a provider of employee assistance plans and behavioral services to businesses and managed care organizations.

Website

www.horizonhealth.com

Financial Highlights

Years Ended August 31,	2004	2003	Increase (Decrease) % Change
(In thousands, except per share amounts)			
Statement of Income Data:			
Net revenues	**$ 180,323**	$ 166,340	8.4
Operating margin (EBITDA)[1]	**21,052**	18,509	13.7
Net income	**10,775**	9,582	12.4
Net income per share - diluted	**1.90**	1.70	11.8
Weighted average shares outstanding - diluted	**5,673**	5,642	0.5

August 31,	2004	2003	Increase (Decrease) % Change
(In thousands)			
Balance Sheet Data:			
Cash	**$ 1,908**	$ 1,973	(3.3)
Working capital	**5,560**	1,249	345.1
Intangible assets (net)	**87,244**	74,882	16.5
Total assets	**144,455**	102,329	41.2
Total debt	**40,000**	14,000	185.7
Stockholders' equity	**75,824**	63,792	18.9



Total Revenues
(In thousands)
$133,682
$127,560
$143,721
$166,340
$180,323
00
01
02
03
04
EBITDA[1]
(In thousands)
$17,884
$16,201
$17,447
$18,509
$21,052
00
01
02
03
04
Net Income
(In thousands)
$7,067
$6,791
$8,924
$9,582
$10,775
00
01
02
03
04
Earnings Per Share
(Diluted)
$1.07
$1.16
$1.52
$1.70
$1.90
00
01
02
03
04

[1] See Note 14 to the Notes to Consolidated Financial Statements for a definition of EBITDA and a reconciliation to operating income (page 46).

Letter to Shareholders



Ken Newman
President and Chief Executive Officer

Our company made significant progress in fiscal year 2004 while building momentum in implementing its focused growth strategy.

The Year in Review

Fiscal 2004 was a successful growth year in many respects:

- The fourth quarter of fiscal 2004 was our 38th consecutive profitable quarter since going public in March 1995.
- Revenues of $180.3 million and earnings per share of $1.90 were at record levels.
- Cash from operations was strong, with EBITDA of $21.1 million and operating cash flow of $12.4 million.
- Our credit facility was increased to $90 million with availability to expand the facility to $120 million, and debt outstanding at fiscal year-end was $40.0 million, leaving substantial capacity for funding growth.
- We successfully completed two accretive acquisitions of freestanding behavioral health hospitals:
  > Michiana Behavioral Health Center for $6.2 million, effective April 1, 2004, and
  > Poplar Springs Hospital for $29.7 million, effective June 1, 2004.

Operating Highlights

In fiscal 2004, each of our service groups improved their performance:

- For our Behavioral Health Services Group, which includes both contract management and hospitals, overall year-to-year revenues were up 18%. This increase included $10.1 million attributable to the two behavioral health hospital acquisitions mentioned above. The number of average contract locations was the same for both years. However, annualized revenue per location was strong, and same store sales increased. The number of contracts was 109 at year-end, a net increase of two over the prior year.
- For our Physical Rehabilitation Services Group, overall revenues were up 8% compared with last year, with the number of average locations up 22%. However, the opening of new locations somewhat diluted the revenue per average location and same store sales were down. Contracts at year-end were 31, a net decrease of four from last year.
- For our EAP-Behavioral Services Group, revenues were up over 8% year over year, which is primarily attributable to the results of two acquisitions being only partially included in the fiscal 2003 results.

For the managed care operations, which comprise 39% of the revenues of this group, revenue was down overall approximately 4%. However, managed care operations benefited from favorable rate adjustments related to the renegotiation of our largest managed care contract. Overall, profitability for the EAP-Behavioral Services Group improved significantly and doubled over the prior year in both dollar and percentage terms. At fiscal year-end, the number of contracts was 1,177 and covered lives were 3.5 million.

Board Addition

Michael R. Bowlin was appointed to Horizon Health's Board of Directors effective July 12, 2004. He is the retired Chairman of Atlantic Richfield Company, where he also had served as its Chief Executive Officer. He is active on several prestigious boards and is a significant addition to an already very capable Board of Directors.

Executive Additions and Changes

Donald W. Thayer joined Horizon Health as Senior Vice President, Acquisitions and Development on September 22, 2003. His more than 20 years of successful healthcare acquisitions experience is driving our accelerated acquisition initiative. In addition, on August 2, 2004, we expanded our acquisitions resources with the addition of Peter Kavanaugh as Vice President, Acquisitions and Development.

David K. Meyercord started with Horizon Health as Senior Vice President and General Counsel on July 6, 2004. He had represented the Company as outside general counsel since its inception. On September 10, 2004, his title was changed to Senior Vice President – Administration and General Counsel, and he assumed additional administrative responsibilities.

John E. Pitts was promoted to Senior Vice President – Finance on September 10, 2004, replacing Ronald C. Drabik, who had resigned for other employment. On October 22, 2004, the Board of Directors unanimously appointed Mr. Pitts as the Chief Financial Officer of the Company. He has been with the Company for 11 years in various financial management positions, most recently as Vice President of Finance.

Recognition

In October 2003, Horizon Health was included for the second consecutive year in the *Forbes* list of the "200 Best Small Companies." The list is a compilation of financially strong performing small-cap businesses and is based on a number of criteria. We are honored to have again received this national recognition.

In June 2004, the Company was included in the *Fortune Small Business* magazine's listing of the 100 fastest growing small public companies in the United States.

Reinforcing Our Patient Focus

From the time Horizon Health was founded in 1981, our primary focus on quality patient care has not changed. Twenty-three years later, it is still a priority that we retain that focus as the Company continues to grow.

We have a well-earned reputation for clinical excellence and quality care. As part of our growth initiatives, sending a clear message about who we are has become more important than ever. Therefore, we have modified our company logo and the names of our subsidiary companies to reinforce a strong, unified image.

As Horizon Health, we will develop in the areas of our two core clinical competencies: behavioral health services, which includes employee assistance programs, and physical rehabilitation services. As we expand the delivery systems in which those clinical services are provided, we will maintain the high quality of our patient care — all as a part of, and under the name of, Horizon Health.

Our clinical services are delivered through three service groups. The service group names are always used in conjunction with the Horizon Health name. The service groups are:

- Behavioral Health Services,
- Physical Rehabilitation Services, and
- EAP-Behavioral Services.

Outlook

Our company made significant progress in fiscal year 2004 while building momentum in implementing its focused growth strategy. We posted double-digit growth in revenues and earnings per share, with record profitability. Furthermore, we are well positioned both in management expertise and capital to take advantage of acquisitions and other opportunities in the clinical disciplines that comprise our core competencies.

We are enthusiastic about future opportunities as the need for our services continues to grow. Our continued success is based upon the Company's ability to deliver quality patient services in an efficient manner. We continue to focus on patient care in a variety of clinical settings that are attractive to payors. We have had another good year, but believe that we can accelerate our growth rate through targeted larger accretive acquisitions in our core competencies. We are thankful for your interest and support, which are so critical to our continued success.

Sincerely yours,

Ken Newman
President and
Chief Executive Officer

Doing what is best for the patient

Our behavioral and physical rehabilitation services improve patients' lives.

In a variety of clinical settings across the United States, Horizon Health is putting the patient first in delivering high-quality behavioral and physical rehabilitation services. We are creating the kind of hospital environment where people are comfortable and assured about the care being given to their family and loved ones. Working alongside our hospital customers in communities large and small and in our own facilities, Horizon Health delivers a full continuum of patient care. Two-thirds of our employees have clinical backgrounds and are involved in the delivery of our clinical services. The programs we provide in behavioral and physical rehabilitation services are founded on this expertise and are delivered efficiently to client hospitals, employers, and managed care organizations, and in our own facilities.





Ensuring clinical excellence and high-quality care

Services and programs from Horizon Health are often fundamental to improving the lives of the people they serve.

Thanks to Horizon Health's reputation as a strong, stable leader in healthcare, we continue to attract superior clinicians, expert professionals and other highly trained staff who serve our customers. We audit the effectiveness of our programs regularly and monitor program administration to ensure quality and adherence to standards.

We have developed measurement systems that we customize for our clients' needs, and we adhere to practices required by accrediting organizations. These practices and clinical resources help to ensure superior clinical outcomes. And they give us the ability to continually assess and improve the care and well-being of hospital patients, employees of client employers, members of managed care organizations and others for whom we provide behavioral and physical rehabilitation services.

With a steadfast commitment to clinical excellence, we bring results to our customers along with improved patient satisfaction.

Horizon Health is Leading the Way in Behavioral Health and Physical Rehabilitation Services

Our clinical programs and services are delivered by three service groups:

Behavioral Health Services – offers a continuum of quality care for people of all ages through our behavioral health programs and facilities.

Physical Rehabilitation Services – provides a physical medicine and rehabilitation continuum of care for hospital-based programs in a broad range of communities.

EAP-Behavioral Services – delivers effective employee assistance programs and work-life services to employers and managed care organizations.

Our work with hospitals, employers, and other customers across the United States is based upon these core values:

- We are committed to doing what is best for patients and their families.
- Our healthcare programs are of the highest quality, based on the experience, expertise, outcomes and resources of our expert clinical teams.
- We work alongside our customers to meet the community's clinical needs.
- We adhere to regulatory, industry, and our own company standards – maintaining ethical business practices and integrity in all that we do.

Behavioral Health Services

Clinical Excellence in Behavioral Health



David K. White, Ph.D.
President, Horizon Health
Behavioral Health Services

Horizon Health provides behavioral health management services to acute care hospitals and clinical services in behavioral health facilities. We serve the mental health needs of communities across the country through:

- Inpatient programs
- Residential treatment programs
- Partial hospitalization programs
- Outpatient services

We provide services in:
- Community hospitals
- Specialty hospitals
- Major metropolitan medical centers
- Religious affiliated hospitals
- Rural facilities
- Government institutions
- Outpatient counseling centers

Ensuring patient well-being and delivering benefits to hospitals:

Serving all Ages –
Horizon Health behavioral health services are meeting the needs of children, adolescents, adults, and the elderly in communities across the country.

Superior Clinical Outcomes –
Our clinical expertise and thorough measurement systems result in better patient care and higher patient satisfaction.

Access to Resources –
On-site, regional, and national professionals coordinate our hospitals' efficient and cost-effective delivery of behavioral health services.

Flexible and Seamless Support –
We provide clinical and operational direction, training, marketing and community education, and financial management services to ensure the success of behavioral health programs.



Physical Rehabilitation Services

Clinical Excellence in Physical Rehabilitation

Horizon Health provides physical rehabilitation management services to hospitals. We offer specialized clinical tracts, developed so hospitals can meet the community's needs for inpatient and outpatient physical medicine and rehabilitation care.

The hospital regulatory/reimbursement climate for delivering physical medicine and rehabilitation patient services is increasingly complex. We understand this environment and have expertise that will strengthen compliance and reduce risk.

Our programs meet or exceed state and national regulatory requirements.

We monitor proposed and approved regulatory changes.

Our team provides assessment, coding, and reimbursement expertise.

Ensuring patient well-being and delivering benefits to hospitals:

Comprehensive Services –
Horizon Health offers inpatient, outpatient, sub-acute, and skilled services in physical medicine and rehabilitation.

Customized Clinical Pathways –
Our programs are not one-size-fits-all. We deliver tailored rehabilitation programs based on models that work with a hospital's and a community's needs.

Improved Clinical Outcomes –
Our expert clinicians help patients with functional impairment return to their optimal levels of independence faster.

Support and Expertise –
Our national team offers education, training, and financial management consultation to ensure the success of each hospital's physical rehabilitation program.



Frank J. Baumann
President, Horizon Health
Physical Rehabilitation Services

EAP-Behavioral Services

Improving Health for People and Organizations



Jackie L. James
President, Horizon Health
EAP-Behavioral Services

Horizon Health provides employee assistance programs and work-life services to employers, managed care organizations, and HMOs.

We provide a continuum of behavioral health services that allow for improved employee well-being, functioning, and productivity. This comprehensive suite of programs helps to decrease the use of mental health and medical benefits and can lower pharmaceutical costs. Most significantly, we improve productivity and on-the-job time of employees.

Delivering employee/member well-being and customer satisfaction:

Employees and their Families –
benefit from our easy to understand and use services.

Managers –
get the help they need, when they need it.

Organizations –
gain operational benefits and positive bottom-line impact.



Our continuum of care:
Work-life
EAP
ASO mental health benefits
intake...work-life problem solving...EAP problem solving...outpatient referral...inpatient management...discharge planning

Selected Financial Data

The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2004, 2003 and 2002, and at August 31, 2004 and 2003, are derived from the audited Consolidated Financial Statements of the Company included elsewhere in this Report. The selected historical consolidated financial data presented below for the fiscal years ended August 31, 2001 and 2000, and at August 31, 2002, 2001 and 2000, are derived from the audited consolidated financial statements of the Company not included herein. The selected financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Report, including Note 5, "Acquisitions" describing the Company's various acquisitions in the periods presented.

	Fiscal Years Ended August 31,				
(In thousands, except per share data)	**2004**	2003	2002	2001	2000
Statement of Operations Data:					
Revenues	**$ 180,323**	$ 166,340	$ 143,721	$ 127,660	$ 133,682
Cost of services	**138,676**	129,832	109,692	92,301	100,025
Gross profit	**41,647**	36,508	34,029	35,359	33,657
Selling, general and administrative	**19,785**	18,614	16,289	17,394	14,895
Provision for (recovery of) doubtful accounts	**810**	(614)	294	1,764	878
Depreciation and amortization [3]	**2,925**	2,581	2,778	4,510	5,101
Income from operations	**18,127**	15,927	14,668	11,691	12,783
Interest (income) expense, net of interest and other income	**634**	(296)	110	371	959
Income before income taxes	**17,493**	15,631	14,558	11,320	11,824
Income tax provision	**6,718**	6,049	5,634	4,529	4,757
Net income	**$ 10,775**	$ 9,582	$ 8,924	$ 6,791	$ 7,067
Basic earnings per share	**$ 1.99**	$ 1.83	$ 1.66	$ 1.21	$ 1.11
Weighted average shares outstanding	**5,424**	5,250	5,386	5,615	6,370
Diluted earnings per share	**$ 1.90**	$ 1.70	$ 1.52	$ 1.16	$ 1.07
Weighted average shares and dilutive potential common shares outstanding	**5,673**	5,642	5,889	5,876	6,605
Balance Sheet Data (at end of period):					
Cash and short-term investments	**$ 1,908**	$ 1,973	$ 4,036	$ 1,981	$ 8,517
Working capital [5]	**5,560**	1,249	2,899	615	3,687
Intangible assets (net) [1]	**87,244**	74,882	68,666	57,260	56,924
Total assets	**144,455**	102,329	92,585	77,180	83,631
Total debt	**40,000**	14,000	10,000	6,900	14,900
Stockholders' equity	**75,824**	63,792	60,733	50,998	49,692

	Aug. 31, 2004	May 31, 2004	Feb. 29, 2004	Nov. 30, 2003	Aug. 31, 2003	May 31, 2003	Feb. 28, 2003	Nov. 30, 2002	Aug. 31, 2002
Statistical data:									
Covered lives (000's)	**3,544**	**3,358**	**3,331**	**3,339**	3,327	2,940	2,928	3,114	2,349
Number of Contract Locations [2]:									
Contract locations in operation	**132**	**129**	**134**	**133**	127	126	126	126	131
Contract locations signed and unopened	**8**	**12**	**9**	**10**	15	18	13	11	11
Total contract locations	**140**	**141**	**143**	**143**	142	144	139	137	142
Services Covered by Contracts [2]:									
Inpatient	**129**	**126**	**134**	**132**	126	125	125	125	127
Partial hospitalization	**17**	**19**	**20**	**22**	25	28	29	31	31
Outpatient	**24**	**22**	**21**	**21**	21	21	18	19	21
Home health	**2**	**2**	**2**	**2**	3	3	3	3	3
CQI+	**114**	**115**	**113**	**110**	113	115	111	125	158
Types of Treatment Programs [2]:									
Geropsychiatric	**85**	**85**	**87**	**85**	87	94	95	99	106
Adult psychiatric	**49**	**48**	**47**	**47**	48	45	45	45	44
Substance abuse	**4**	**4**	**4**	**4**	4	4	2	2	2
Physical rehabilitation	**33**	**30**	**37**	**37**	32	31	29	28	28
Other behavioral health	**4**	**5**	**5**	**8**	8	8	8	8	2
Licensed beds [4]	**269**	**80**	**–**	**–**	–	–	–	–	–

Nursing Services

The Company's temporary nurse staffing services group, on a monthly average for fiscal 2004, placed over 350 nurses in temporary and travel nurse staffing positions to over 130 different acute care hospitals.

(1) *Intangible assets consist of goodwill, as well as service contract valuations, non-compete agreements and trademarks related to various acquisitions of the Company.*

(2) *Includes only the Company's behavioral health and physical rehabilitation management contracts.*

(3) *The Company elected to adopt SFAS 141 and SFAS 142 on a prospective basis as of September 1, 2001. As a result, the Company discontinued the amortization of goodwill as of August 31, 2001.*

(4) *Includes only the Company's owned behavioral health care facilities.*

(5) *Working capital is a presentation of current assets less current liabilities. Working capital is a non-GAAP measure and may not be comparable to similarly titled measures reported by other companies.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

Horizon Health Corporation is a diversified health care services provider. The Company is (i) a contract manager of behavioral health and physical rehabilitation clinical programs offered by acute care hospitals in the United States, (ii) an owner/operator of freestanding behavioral health hospitals providing behavioral health care for children, adolescents and adults, (iii) a provider of employee assistance programs and behavioral health care services to businesses and managed care organizations and (iv) a provider of specialized temporary nurse staffing services for general hospitals.

At August 31, 2004, Horizon had 109 behavioral health management contracts and 31 physical rehabilitation management contracts at acute care hospitals located in 35 states and the District of Columbia; 114 CQI+ mental health outcomes measurement contracts; and 1,177 contracts to provide employee assistance programs and managed behavioral health services covering in excess of 3.5 million lives. The Company also operates and owns (i) a behavioral health hospital with 80-licensed beds known as Michiana Behavioral Health Center located in Plymouth, Indiana, which it acquired on April 1, 2004 and (ii) Poplar Springs Hospital, that consists of five behavioral health care facilities with a combined total of 189 beds located generally in North Central Virginia, that it acquired on June 1, 2004. During the year ended August 31, 2004, Horizon's specialized temporary nurse staffing service group provided nurses to more than 130 acute care hospitals primarily located in California and Michigan, placing an average of 370 nurses a month.

The Company plans to enhance its position as the leader (based on market share) in the contract management of behavioral health programs and its growing position in the contract management of physical rehabilitation programs by further expanding the range of services that it offers to its client acute care hospitals and the continuum of care it provides. A significant challenge in marketing behavioral health and physical rehabilitation clinical management contracts is overcoming the initial reservations that many hospital administrators have with outsourcing key clinical services. The Company believes its expertise in working with hospital administrators, its reputation in the industry and its existing hospital contractual relationships provide it with a significant advantage in marketing new contracts. The Company also believes it has opportunities to cross-sell management services of behavioral health and physical rehabilitation programs to client acute care hospitals. With the acquisition of ProCare One Nurses, the Company expanded its hospital services offerings. In addition, the Company capitalizes on its expertise in managing the delivery of behavioral health services by directly offering employee assistance programs and managed behavioral health care services to managed care organizations and employers. The Company believes it is strategically sized to deliver national programs, while providing local, individualized service to both employers and health plans and to their respective employees or members.

Acquisitions

See Note 5, "Acquisitions" to the Notes to Consolidated Financial Statements included elsewhere herein for a discussion of the Company's acquisition activity.

Segments (Service Groups)

See Note 14, "Segment (Service Group) Information" to the Notes to the Consolidated Financial Statements included elsewhere herein for a discussion of the Company's current four reportable business segments (service groups). Previously the Company had a fifth business service group, which during the fiscal periods of its existence had comprised less than five percent (5%) of its consolidated revenue and operating profit. The Company had developed and began to market in fiscal 1999 its proprietary PsychScope Research Services. However, the market for these PsychScope database, outcomes and Phase IV clinical research services is a limited market that is highly competitive, therefore, the Company decided to no longer pursue such business.

Revenues

Contract Management Services (Behavioral Health Services and Physical Rehabilitation Services)

The fees received by the Company for its services under management contracts are paid directly by its client acute care hospitals. Generally, contract fees are paid on a monthly basis. The client acute care hospitals receive reimbursement under

Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the behavioral health and physical rehabilitation services provided to patients of the programs managed by the Company. As a result, the availability and amount of such reimbursement, which are subject to change, impacts the decisions of acute care hospitals regarding whether to offer behavioral health and physical rehabilitation services pursuant to management contracts with the Company, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder. See "Government Regulation" – "Medicare and Medicaid; Reimbursement for Services" contained elsewhere herein for a discussion of funding factors and recent changes in regulations. Also see "Operations" – "Management Contracts" elsewhere herein for a discussion of factors affecting contract scope, operation, and renewal.

The primary factors affecting revenues in a period are the number of management contracts with treatment programs in operation in the period and the scope of services covered by each such management contract. The Company provides its management services under contracts with terms generally ranging from three to five years. Each contract is tailored to address the differing needs of each client hospital and its community. The Company and the client hospital determine the programs and services to be offered by the hospital and managed by the Company, which may consist of one or more behavioral health or physical rehabilitation treatment programs offering inpatient, partial hospitalization, and/or outpatient services. Under the contracts, the hospital is the actual provider of the behavioral health or physical rehabilitation services and utilizes its own facilities (including beds for inpatient programs), nursing staff and support services (such as medical ancillaries, billing, dietary and housekeeping) in connection with the operation of its programs with the Company providing clinical, operating and compliance management staff and expertise. As the Company expanded the breadth of treatment programs it offers to acute care hospitals, it increased the number of contracts that included management of multiple treatment programs.

The Company has increased revenues through acquisitions and through internal growth, as well as price escalators and increasing volumes at existing contract locations. The increase in contract revenue has primarily been due to the increased range of services offered per contract. For the Company's behavioral health services group, additional contracts have resulted from the increased demand for geropsychiatric services as acute care hospitals have sought to enter this market. An additional factor favorably affecting revenues has been the Company's pricing policy of establishing a minimum direct margin threshold for its management contracts.

The Company through its contract management behavioral health services group also provides behavioral health outcomes measurement services primarily to acute care hospital-based programs and freestanding psychiatric hospitals. The contracts for outcomes measurement services are generally for one to two years with an automatic renewal provision. The rates for the outcomes measurement services are negotiated based on the range of services provided and the number of patients and are generally paid on a monthly basis.

Patient Services (Behavioral Health Services)

With the April 1, 2004 acquisition of Michiana Behavioral Health Center and the June 1, 2004 acquisition of Poplar Springs Hospital, the Company now owns and operates multiple behavioral health facilities with 80 licensed beds in Plymouth, Indiana and 189 licensed beds in the central Virginia region. Patient service revenue is reported on the accrual basis in the period in which services are provided, at established rates. Amounts received are generally less than the established billing rates of the facility and the differences (contractual allowances) are reported as deductions from patient service revenue at the time the service is rendered. Net patient services revenue includes amounts the Company estimates to be reimbursable by Medicare and Medicaid under provisions of cost or prospective reimbursement formulas in effect.

The behavioral health facilities provide care without charge to patients who are financially unable to pay for the behavioral services they receive. Because the facilities do not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues. Settlements under cost reimbursement agreements with third party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions.

Employee Assistance Programs and Managed Behavioral Health Care Services (EAP-Behavioral Services)

Through its EAP-Behavioral Services group, the Company offers an array of behavioral health care products to corporate clients, self-funded employer groups, insurance companies, commercial HMO and PPO plans, government agencies, and third-party administrators. Revenues are derived from employee assistance program services ("EAP"), administrative services only services, and at risk managed behavioral health services. Generally fees are paid on a monthly basis pursuant to contracts that typically are renewable annually, although contracts vary as to term and provisions with some being multi-year, some containing automatic renewal provisions, and some containing termination provisions under specified conditions.

Revenues from EAP contracts are typically based on a specified fee per month per employee based on the range and breadth of services provided to the employer, which may include work life services (including child and elder care consultation), referral resource and critical incident debriefings and intervention, and the method(s) in which those services are provided. Each plan is specifically designed to fulfill the clients' needs.

Revenues for administrative services only contracts relate to the administration of behavioral health benefits and are dependent upon the number of contracts and the services provided. Fees are usually a case rate or a per member per month fee applied to the number of eligible members. The client remains financially liable for direct cost associated with providing the medical services. The client is able to benefit from the Company's expertise in clinical case management, the behavioral health professionals employed by the Company, the independent health care providers contracted by the Company at favorably discounted rates and the administrative efficiencies provided by the Company.

Revenues derived from at risk managed behavioral health care services are primarily affected by the scope of behavioral health benefits provided and the number and type of members covered. Fees are based on a per member per month fee applied to the number of eligible members. The rate is dependent upon the benefit designs and actuarially determined anticipated utilization of the customer's covered members. The Company is responsible for the cost of the medical services provided to the members under these contracts.

The Company-owned clinics operated in the state of Florida derive income from counseling and therapy services rendered, including providing services to patients who are employees of customers under various EAP or managed care contracts. Due to the loss of a significant client, the Company is in negotiation regarding the assumption of the clinics' operations by a third party.

Specialized Temporary Nurse Staffing Services (ProCare)

The Company's acquisition of ProCare One Nurses, in June 2002, expanded the Company's operations in healthcare services by entering into the specialized temporary nurse staffing industry. The Company provides an on-call, twenty-four hour per day, seven days a week, specialized temporary nurse staffing service to acute care hospitals with a focus on the labor & delivery, neonatal, ICU, and emergency room areas. The fees received by the Company for its services related to specialized temporary nurse staffing services are paid directly by its client acute care hospitals. Generally, temporary nurse-staffing fees are determined by the number of hours worked and are billed and paid on a weekly basis. Hourly rates vary based on the specialty of nurse required, day of the week, and time of shift to be filled. Fees are generally billed based on predetermined rates as specified in a fee schedule with the client hospital. During the year ended August 31, 2004, Horizon's ProCare One Nurses subsidiary provided nurses to more than 130 acute care hospitals, placing an average of 370 nurses a month. Revenues are recognized in the month in which services are rendered, at the estimated net realizable amounts.

Operating Expenses

In addition to the respective primary expense factors described below, other operating expenses generally incurred by each of the Company's service groups include items such as training, continuing professional education and credentialing services, marketing costs and expenses, consulting, accounting and legal fees and expenses, employee recruitment and relocation expenses, rent, utilities, telecommunications costs, and property taxes, as well as bad debt expense.

Contract Management Services (Behavioral Health Services and Physical Rehabilitation Services)

The primary factors affecting operating expenses for the Company's contract management business in any period is the number of programs in operation in the period and the volume of patients at those locations. Operating expenses consist primarily of salaries and benefits paid to program management, clinicians, therapists and supporting personnel. Behavioral health programs managed by the Company generally have a program director that is usually a psychologist or a social worker, a community education manager and additional social workers or therapists as needed. Physical rehabilitation programs managed by the Company generally have a program director and additional clinical staff tailored to meet the needs of the program and the client hospital, which may include physical and occupational therapists, a speech pathologist, a social worker and other appropriate supporting personnel. In addition, for both types of programs the Company contracts with a medical director on an independent contractor basis under which on-site administrative and clinical oversight services needed to administer the program are provided. The nursing staff is typically provided and employed by the hospital.

Patient Services (Behavioral Health Services)

Operating expenses for the Company's behavioral health facilities are primarily comprised of the volume and mix of wage rates, including overtime, for clinical staff and nurses, as well as pharmacy and dietary supplies which are affected by the levels of patient census and acuity.

Employee Assistance Programs and Managed Behavioral Health Care (EAP-Behavioral Services)

Operating expenses for the Company's employee assistance programs and managed behavioral health care services are primarily comprised of medical claims from clinical providers and salaries and benefits for its clinical, operations and supporting personnel. Medical claims include payments to independent health care professionals providing services to the covered enrollees under the employee assistance programs and the managed behavioral healthcare contracts offered by the Company.

Specialized Temporary Nurse Staffing Services (ProCare)

The primary factor affecting operating expenses for the Company's specialized temporary nurse staffing business in any period is the number of shifts filled in the period and the mix of wage rates, including overtime, for the placed nurses. Operating expenses consist primarily of salaries and benefits paid to the Company's nursing pool.

Results of Operations

The following table sets forth for the fiscal years ended August 31, 2004, 2003 and 2002, the percentage relationship to total revenues of certain costs, expenses and income, and the number of management contracts, licensed beds, and covered lives at the end of each fiscal year.

	Fiscal Years Ended August 31,		
	2004	2003	2002
Revenues	**100.0%**	100.0%	100.0%
Cost of services	**76.9**	78.1	76.3
Gross profit	**23.1**	21.9	23.7
Selling, general and administrative	**11.1**	11.2	11.3
Provision for doubtful accounts	**0.4**	(0.4)	0.2
Depreciation and amortization	**1.6**	1.5	2.0
Income from operations	**10.0**	9.6	10.2
Interest and other income (expense), net	**(0.3)**	(0.2)	(0.1)
Income before income taxes	**9.7**	9.4	10.1
Income tax provision	**3.7**	3.6	3.9
Net income	**6.0%**	5.8%	6.2%
Number of management contracts, end of year	**140**	142	142
Covered lives (000's), end of year	**3,544**	3,327	2,349
Licensed beds	**269**	–	–

Fiscal Year Ended August 31, 2004 Compared to Fiscal Year Ended August 31, 2003

Revenue

Total revenue between the years increased $14.0 million, or 8.4%. Revenue for Behavioral Health Services increased $13.7 million as a result of the acquisition of two freestanding behavioral health hospitals and their related facilities, and an increase in the average revenue per location in the Company's contract management service group. Physical Rehabilitation Services revenue increased $1.4 million, primarily due to an increase in the number of average locations in operation. Revenue for EAP-Behavioral Services increased $4.0 million as a result of additional revenues associated with the acquisitions of Integrated Insights and EAPI. Revenue for ProCare One Nurses decreased $3.5 million as a result of a significant industry-wide decline in the number of temporary nurse placements between the periods. Additionally, revenue for Other Services decreased $1.5 million as a result of the phase out of the Company's PsychScope Phase IV projects.

Behavioral Health Services. Revenue associated with behavioral health services consisting of contract management of behavioral health programs and the operation of the Company's freestanding behavioral health hospitals increased $13.7 million, or 17.9% between the years. This increase was primarily attributable to the acquisitions of Michiana Behavioral Health Center effective April 1, 2004, and Poplar Springs Hospital effective June 1, 2004, which had revenues of $4.3 million and $5.7 million, respectively, during the period. The remaining increase is a result of a 5.1% increase in average revenue per contract location primarily due to the recognition of approximately $700,000 in revenue generated by a significant consulting project, and the commencement of two significant contracts.

Physical Rehabilitation Services. Revenue associated with the contract management of physical rehabilitation services increased $1.4 million, or 8.0% between the years. This increase was primarily attributable to an increase in the average number of physical rehabilitation locations in operation from 22.4 for the year ended August 31, 2003 to 27.3 for the year ended August 31, 2004. This increase was partially offset by a decrease in the average revenue per location of 11.7% from year to year.

EAP - Behavioral Services. Revenue associated with employee assistance programs and managed behavioral services increased by $4.0 million, or 8.1% between the years. This $4.0 million increase was primarily attributable to the acquisitions of EAPI and Integrated Insights, which were consummated in fiscal year 2003 and which had combined revenues of $4.8 million during fiscal 2004. This increase was partially offset by a decrease of approximately $500,000 as the result of the termination of the "at risk" portion of a significant managed care contract on August 31, 2003.

ProCare One Nurses. Revenue associated with nurse staffing services decreased $3.5 million, or 15.8% between the years. This decrease is primarily attributable to a comparable decline in the number of nursing shifts worked during the period.

Other Services. Revenue associated with other services decreased by $1.5 million, or 81.0% between the years. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Cost of Services

Total cost of services provided increased $8.8 million, or 6.8% between the years. This increase is primarily attributable to the cost of operations associated with the acquisitions of Michiana Behavioral Health Center, Poplar Springs Hospital, and the inclusion for a full fiscal year for EAPI and Integrated Insights. In addition increases in the average number of physical rehabilitation contract locations in operation and the commencement of a significant number of new physical rehabilitation programs as well as a new psychiatric contract location resulted in increases to cost of services. These increases were partially offset by decreases attributable to the decline in nursing shifts worked in the Company's specialized temporary nurse staffing services, the termination of one significant managed care contract, and the phase out of the PsychScope Phase IV projects. As a percent of revenue, gross profits increased to 23.1% for the year ended August 31, 2004 from 21.9% for the year ended August 31, 2003.

Behavioral Health Services. Cost of services provided associated with the contract management of mental health programs and the behavioral health care facilities increased $8.8 million, or 17.2%, between the years. This increase was primarily attributable to the cost of operations of Michiana Behavioral Health Center, acquired April 1, 2004, and Poplar Springs Hospital, acquired June 1, 2004. In addition, while average psychiatric locations in operation remained level between years, significant expenses, related specifically to one new program, increased the average cost of services per psychiatric location in operation. As a percent of revenue, gross profits increased to 33.8% for the year ended August 31, 2004 from 33.4% for the year ended August 31, 2003.

Physical Rehabilitation Services. Cost of services provided associated with the contract management of physical rehabilitation services increased by $1.2 million, or 9.5%, between the years. This increase was primarily due to an increase in the average number of physical rehabilitation locations in operation, from 22.4 for the year ended August 31, 2003, to 27.3 for the year ended August 31, 2004, as well as a rise in salary and benefits costs per full time equivalent employee between the periods. As a percent of revenue, gross profits decreased from 25.1% for the year ended August 31, 2003 to 24.1% for the year ended August 31, 2004.

EAP-Behavioral Services. Cost of services provided associated with employee assistance programs and managed behavioral services increased by $2.9 million or 6.5% between the years. An increase of $3.8 million is the result of the full year inclusion of the EAPI and Integrated Insights acquisitions. This increase is offset by a $1.2 million decrease in medical claims costs that is attributable to the termination of a significant managed care contract on December 31, 2002. As a percent of revenue, gross profits increased to 9.3% for the year ended August 31, 2004 from 7.9% for the year ended August 31, 2003 primarily as a result of cost controls, accretive acquisitions, as well as favorably renegotiated rate adjustments included in a significant managed care contract.

ProCare One Nurses. Cost of services provided associated with specialized temporary nurse staffing services decreased by $2.8 million, or 14.1%, between the years. Salaries and benefits for the year ended August 31, 2004 were $15.8 million representing a decrease of $2.8 million, or 14.8%, as compared to salaries and benefits of $18.6 million for the year ended August 31, 2003. This decrease is primarily attributable to the decline in the number of nursing shifts worked between the periods. As a percent of revenue, gross profits decreased to 8.3% for the year ended August 31, 2004 from 10.1% for the year ended August 31, 2003.

Other Services. Costs of services provided associated with other services decreased by $1.2 million, or 82.5% between the years. This decrease is primarily attributable to the phase out of the PsychScope Phase IV projects.

Selling, General and Administrative

Total selling, general, and administrative expenses, increased $1.2 million, or 6.3%, between the years. Salaries and benefits increased $374,000 due to expenses associated with the expansion of several support center departments including the additions of a dedicated acquisitions and development department and in-house legal counsel. Auditing, accounting and consulting fees increased $259,000 primarily due to the costs associated with Sarbanes-Oxley compliance. An increase of approximately $159,000 was a result of certain benefit accruals being included in cost of services in prior fiscal periods. Credit facility loan fees increased $413,000 due to increasing the credit facility in August 2003 and May 2004. An increase of $196,000 is due to increased marketing efforts and corporate identity development. Travel increased $105,000 primarily due to the costs associated with the acquisition endeavors of the Company, such as the acquisitions of Michiana Behavioral Health Center and Poplar Springs Hospital. These increases are partially offset by a decrease of $189,000 in legal expenses, a portion of which is attributable to the HIPPA compliance efforts undertaken in the prior fiscal year, and a $162,000 decrease in rent as a result of the Company's purchase of the building used as the National Support Center effective July 31, 2003.

Provision for Doubtful Accounts

The provision for doubtful accounts was a net expense of $810,000 for the fiscal year ended August 31, 2004, as compared to a net recovery of $615,000 for the fiscal year ended August 31, 2003, a change of $1.4 million. The net expense for the twelve months ended August 31, 2004 is primarily the result of bad debt associated with the acquisition of Michiana Behavioral Health Center effective April 1, 2004 and Poplar Springs Hospital effective June 1, 2004. An additional increase to this expense was a result of the Company recording accrued liabilities related to bankruptcy preferential payment claims by two behavioral health contract locations and a client of the nurse staffing services group which are currently in bankruptcy proceedings. The liabilities relate to payments received by the Company within 90 days of the client hospitals filing for bankruptcy. If the Company is not successful in its defense of these claims, the monies will be required to be repaid to the bankruptcy estate. In addition, bad debt provisions were recorded for contract locations in which collectability is uncertain. The net recovery for the twelve months ended August 31, 2003 was a result of the recovery of approximately $720,000, of which $601,000 was recorded as bad debt recovery for a hospital that declared bankruptcy in 1998.

Depreciation and Amortization

Depreciation and amortization expense increased $343,000 or 13.3% between the years. An increase in depreciation expense of $117,000 is primarily related to the purchase of the National Support Center building in July 2003. A $345,000 increase in depreciation is due to the addition of the facilities associated with the Michiana Behavioral Health Center and Poplar Springs Hospital effective April 1, 2004 and June 1, 2004, respectively. Contract amortization increased $243,000 as a result of an increase in intangible assets associated with the June 30, 2003 acquisition of Integrated Insights. This increase was partially offset by a decrease in amortization expense of $300,000 associated with intangible assets that were fully amortized during the prior fiscal year.

Interest and Other Income (Expense), Net
Interest expense, interest income and other income for the year ended August 31, 2004 was a net expense of $634,000 as compared to a net expense of $296,000 for the prior fiscal year. Interest expense increased approximately $279,000 as a result of an $8.1 million increase in the weighted average principal balance outstanding under the credit facility between the periods, as well as a decrease in interest and other income of $59,000 between the periods. The increase in the weighted average principal balance outstanding is due to borrowings related to the acquisitions of Michiana Behavioral Health Center and Poplar Springs Hospital in the amounts of $6.2 million and $29.7 million, respectively.

Income Tax Expense
Income tax expense for fiscal year 2004 was $6.7 million representing an increase of $700,000 or 11.7 %, as compared to income tax expense of $6.0 million for the prior fiscal year. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rate for fiscal years 2004 and 2003 was 38.4% and 38.7%, respectively.

Fiscal Year Ended August 31, 2003 Compared to Fiscal Year Ended August 31, 2002

Revenue
Total revenue increased $22.6 million, or 15.7%, to $166.3 million for the year ended August 31, 2003, as compared to $143.7 million for the year ended August 31, 2002. This increase is primarily attributable to: (1) a full year of temporary nurse staffing service revenue as a result of the acquisition of ProCare, effective June 13, 2002, (2) EAP-Behavioral Services' acquisitions of EAP International, effective November 1, 2002, and Integrated Insights on July 1, 2003, and (3) a full year of revenue for a significant EAP-Behavioral Services' managed care contract which commenced April 1, 2002. Physical Rehabilitation Services also experienced an increase in revenue due to an increase in the number of average locations in operation and in the average revenue per location. The increases were partially offset by a decrease in Behavioral Health Services revenue resulting from a decrease in the average number of locations in operation.

Behavioral Health Services. Revenue associated with the contract management of behavioral health programs decreased by $4.5 million, or 5.5%, to $76.7 million for the year ended August 31, 2003, as compared to $81.2 million for the year ended August 31, 2002. This decrease was primarily attributable to the decline in the average number of psychiatric locations in operation from 112.9 for the fiscal year ended August 31, 2002 to 105.7 for the fiscal year ended August 31, 2003, as well as a decrease in psychiatric partial hospitalization programs in operation from 31 for the fiscal year ended August 31, 2002 to 25 for the fiscal year ended August 31, 2003.

Physical Rehabilitation Services. Revenue associated with the contract management of physical rehabilitation services increased by $2.3 million, or 15.2%, to $17.4 million for the year ended August 31, 2003, as compared to $15.1 million for the year ended August 31, 2002. This increase was primarily attributable to the increase in the average number of physical rehabilitation locations in operation from 20.7 for the year ended August 31, 2002 to 22.4 for the year ended August 31, 2003, as well as a 6.5% increase in average revenue per location.

EAP-Behavioral Services. Revenue associated with the employee assistance program and managed behavioral health care services increased by $7.8 million, or 19.2%, to $48.5 million for the year ended August 31, 2003, as compared to $40.7 million for the year ended August 31, 2002. Increases of $4.7 million and $800,000, respectively, were attributable to the acquisitions of EAP International on November 1, 2002 and Integrated Insights on July 1, 2003. A $5.5 million increase resulted from the commencement of a significant managed care contract on April 1, 2002. These increases were partially offset by a decrease of $3.3 million attributable to the termination of a significant managed care contract on December 31, 2002.

ProCare One Nurses. Revenue associated with specialized temporary nurse staffing services was $22.2 million for the year ended August 31, 2003, as compared to $5.3 million for the year ended August 31, 2002. The Company entered into this service group with the acquisition of ProCare effective June 13, 2002.

Other Services. Revenue associated with other services increased by $300,000, or 19.0%, to $1.9 million for the year ended August 31, 2003, as compared to $1.6 million for the year ended August 31, 2002. This increase is primarily attributable to a higher level of PsychScope Phase IV project activity.

Cost of Services

Total costs of services provided increased $20.1 million, or 18.4%, between the years. This increase is primarily attributable to the increased operations resulting from the acquisitions described above, i.e. EAP International and Integrated Insights, and the first full year of operations for ProCare One Nurses. The Company's physical rehabilitation contract management service group also experienced a rise in costs as a result of its increase in the average number of locations in operation. These increases were partially offset by a decrease in cost of services in the Company's psychiatric contract management service group resulting from the decrease in the average number of locations in operation. As a net result, and also due to the change in the percentage of differing margins of the business mix, as a percent of revenue, gross profits decreased to 21.9% for the year ended August 31, 2003 from 23.7% for the year ended August 31, 2002.

Behavioral Health Services. Cost of services provided associated with the contract management of behavioral health programs decreased by $4.4 million, or 7.9%, between the years. This decrease was primarily attributable to the decline in the average number of program locations in operation. As a percent of revenue, gross profits increased to 33.4% for the year ended August 31, 2003 from 31.7% for the year ended August 31, 2002.

Physical Rehabilitation Services. Cost of services provided associated with the contract management of physical rehabilitation services increased by $1.8 million, or 16.5%, between the years. This increase was primarily due to a rise in salary and benefits costs per full time equivalent employee between the periods and an increase of full time equivalent employees necessary to staff several newly opened unit locations, as reflected in the increase in the average number of locations in operation. As a percent of revenue, gross profits decreased to 25.1% for the year ended August 31, 2003 from 26.2% for the year ended August 31, 2002.

EAP-Behavioral Services. Cost of services provided associated with employee assistance programs and managed behavioral services increased by $8.1 million or 22.3%, between the years. A $3.5 million increase was attributable to a net increase in medical claims expense associated with the addition of the managed behavioral health care contract described above. An additional $4.2 million increase was the result of the acquisitions of EAP International and Integrated Insights. A $1.0 million increase in the medical claims expense was the result of an increase in existing client utilization and costs per unit of service. As a percent of revenue, gross profits decreased to 7.9% for the year ended August 31, 2003 from 10.1% for the year ended August 31, 2002.

ProCare One Nurses. Cost of services provided associated with specialized temporary nurse staffing services was $19.9 million for the year ended August 31, 2003, as compared to $4.7 million for the year ended August 31, 2002, primarily due to the year ended August 31, 2003 being the Company's first full year of operations in this service group. As a percent of revenue, gross profits were 10.1% for the year ended August 31, 2003 as compared to 11.0% for the 2.6 months included in the year ended August 31, 2002.

Other Services. Costs of services provided associated with other services decreased by $500,000, or 26.3%, between the years. This compares to $2.0 million for the year ended August 31, 2002, which included higher costs associated with Phase IV PsychScope projects.

Selling, General and Administrative

Total selling, general, and administrative expenses, on a net basis, increased $2.3 million, or 14.3%, between year-to-date periods. Salaries, wages and benefits increased approximately $700,000, or 7.5%, for the year ended August 31, 2003 as compared to the year ended August 31, 2002. Commissions increased $320,000 over the same period primarily due to an increase in new contract signings for Physical Rehabilitation Services, as well as a significant new contract for Behavioral Health Services. Legal fees and legal settlements (net) increased approximately $710,000 when compared to the same period last year. Primary reasons for this increase include compliance efforts related to HIPAA as well as an increase in estimates for actual and projected legal claims and settlements and related expenses that were and/or may be incurred related to the current fiscal year.

Provision for Doubtful Accounts
The provision for doubtful accounts expense for the year ended August 31, 2003 was a net recovery of $615,000 representing a decrease of $909,000 as compared to a net expense of $294,000 for the year ended August 31, 2002. The net recovery is primarily the result of receiving payments related to old receivables, net of legal costs, for amounts expensed in prior periods. This includes the complete recovery of $720,324 in a receivable from a hospital that declared bankruptcy in 1998 of which $600,727 was recorded as a bad debt recovery.

Depreciation and Amortization
Depreciation and amortization expenses for the year ended August 31, 2003 were $2.6 million representing a decrease of $200,000 or 7.1% as compared to depreciation and amortization expense of $2.8 million for the year ended August 31, 2002. As a result of the Company's limited capital expenditure requirements, depreciation associated with the acquisition of the NSC and other assets acquired during the period did not exceed a reduction in depreciation associated with items becoming fully depreciated, thereby resulting in the decrease.

Interest and Other Income (Expense), Net
Interest expense, interest income and other income for the year ended August 31, 2003 was a net expense of $296,000 as compared to $110,000 in net expense for the year ended August 31, 2002. This net change is primarily the result of an increase in interest expense of $168,000 related to the increase in the weighted average principal balance outstanding under the credit facility between the periods. The weighted average outstanding credit facility balance for the twelve months ending August 31, 2003 was $10.3 million with an ending balance of $14.0 million. The weighed average outstanding credit facility balance for the corresponding period in the prior fiscal year was $5.1 million with an ending balance of $10.0 million.

Income Tax Expense
Income tax expense for fiscal year 2003 was $6.0 million representing an increase of $400,000 or 7.1 %, as compared to income tax expense of $5.6 million for the prior fiscal year. The increase in income tax expense was largely due to a corresponding increase in pre-tax earnings. The effective tax rate for fiscal years 2003 and 2002 was 38.7%.

Newly Issued Accounting Standards

See Note 2, "Significant Accounting Policies and Estimates" to the Notes to the Consolidated Financial Statements included elsewhere herein for a discussion of newly issued accounting standards.

Sarbanes-Oxley and Related Compliance
The Sarbanes-Oxley Act of 2002, which became law in July 2002 requires changes in certain of the Company's corporate governance practices. In addition, related rules have been made by the Securities and Exchange Commission and NASDAQ. These new rules and regulations will increase the Company's legal and financial compliance costs, and make some activities more difficult, time consuming and/or costly. These new rules and regulations are expected to make it more expensive to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for the Company to attract and retain qualified members for its board of directors, particularly to serve on its audit committee, and qualified executive officers. Additional costs related to compliance with the new requirements of Sarbanes-Oxley Rule Section 404 are expected for the remainder of 2004 and in future fiscal periods.

The Company's initiatives to comply with Section 404 of the Sarbanes-Oxley Act and related regulations regarding management's required assessment of its internal control over financial reporting and the independent auditors' attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. In part to prepare for compliance with Section 404, as well as to generally improve its internal control environment, the Company has undertaken substantial measures, including among other things, projects to strengthen both its accounting and information technology systems, including initiatives related to recent acquisitions. These projects, which represent both operational and compliance risks, require significant resources and must be completed in a timely manner in order to enable the Company to comply with the Section 404 requirements. Although management believes that ongoing efforts to improve its internal control over financial reporting will enable management to provide the required report, and its independent auditors to provide the required attestation, under Section 404 as of August 31, 2005, the Company can give no assurance that such efforts will be completed on a timely and successful basis to enable management and independent auditors to provide the required report and attestation. Moreover, because of the new and changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices.

Liquidity and Capital Resources

The Company believes that its future cash flows from operations, along with cash of $2.0 million at August 31, 2004, and its credit facility of $90 million with an accordion feature allowing additional increases to $120 million, subject to satisfaction of certain conditions, will be sufficient to cover operating cash requirements over the next 12 months. The Company's cash flows from operations were $12.4 million for the fiscal year ended August 31, 2004, $13.5 million for the fiscal year ended August 31, 2003, and $14.1 million for the fiscal year ended August 31, 2002. At August 31, 2004, $43.1 million of the $90 million credit facility was available to the Company after letter of credit obligations. As a result of its strong and consistent cash flows generated from operations, its significant amount of available funds under the existing credit facility, and its relatively low ordinary and customary capital expenditure requirements, including legal and financial compliance costs with new governmental regulatory requirements, the Company expects to be able to continue to fund operating cash requirements.

Cash outlays for property and equipment purchases in the ordinary course of business totaled approximately $1.8 million for the fiscal year ended August 31, 2004. During the second quarter, the Company purchased the land and building located on the lot adjacent to the Company's National Support Center located in Lewisville, Texas for approximately $450,000. Property and equipment expenditures for fiscal years 2003 and 2002 were approximately $4.9 million and $727,000, respectively. Of the $4.9 million related to fiscal year 2003 property and equipment expenditures, $4.4 million was attributable to the purchase of the Company's National Support Center ("NSC") located in Lewisville, Texas, which occurred effective July 31, 2003. The Company anticipates its future annual property and equipment expenditures to be approximately $1.5 million.

On April 1, 2004 the Company expended cash of approximately $6.2 million for the purchase of the assets of Michiana Behavioral Health Center. See Note 5, "Acquisitions" in the Notes to the Consolidated Financial Statements included elsewhere herein.

On June 1, 2004 the Company acquired the assets of PSH Acquisition Corporation. The purchase price was approximately $29.7 million, which was financed by borrowings from the Company's credit facility. The purchase agreement also provides for additional variable payments in future years based on the future performance of the facilities. See Note 5, "Acquisitions" in the Notes to the Consolidated Financial Statements included elsewhere herein.

The Company intends to continue to fund acquisition activity using the balance currently available under the credit facility and if necessary, will seek to further increase the facility size by exercising the accordion expansion feature.

The Company purchased $1.2 million of its common stock during the fiscal year ended August 31, 2004. Under the existing credit facility, the Company may repurchase up to $7.5 million of its common stock in the period beginning, August 29, 2003 through the maturity of the revolving credit facility, which is May 31, 2006. On October 7, 2002 the Board of Directors authorized the repurchase of up to 800,000 shares of its common stock. As of August 31, 2004, the Company had repurchased 704,908 shares of the 800,000 share authorization, which remains in effect.

Effective May 23, 2002, the Company entered into a Second Amended and Restated Credit Agreement. See Note 8, "Long -Term Debt" to the Notes to the Consolidated Financial Statements included elsewhere herein for a general discussion including a summary of certain material provisions of the credit agreement which does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the Second Amended Credit Agreement, a copy of which was previously filed as Exhibit 10.1 in the May 2002 Form 10-Q.

Effective May 4, 2004 the Company amended the credit agreement. The amendment increased the facility size from $60 million to $90 million (including an accordion expansion feature up to $120 million). See Note 8, "Long-Term Debt" to the Notes to the Consolidated Financial Statements included elsewhere herein.

The following table provides aggregate information about the Company's material contractual payment obligations and the fiscal year in which these payments are due:

	Payments due in Fiscal Years						
	Total	2005	2006	2007	2008	2009 & Thereafter	Other
Long Term Debt Obligations [1]	$40,000,000	$ –	$ 4,000,000	$16,000,000	$20,000,000	$ –	$ –
Interest on Long Term Debt [2]	4,416,400	1,448,000	1,448,000	1,086,000	434,400	–	–
Commitment Fees-Long Term Debt [3]	377,563	215,750	161,813	–	–	–	–
Operating Lease Obligations [4]	5,284,831	1,650,959	1,265,479	891,877	835,357	641,159	–
Other Contract Obligations [5]	538,813	214,620	106,584	106,584	106,584	4,441	–
Other Long Term Liabilities [6]	1,100,386	–	–	–	–	–	1,100,386
	$51,717,993	$ 3,529,329	$ 6,981,876	$18,084,461	$21,376,341	$ 645,600	$1,100,386

(1) *At August 31, 2004, the Company had outstanding borrowings of $40.0 million related to its $90.0 million revolving credit facility. The Company will be required to begin making principal payments on the revolving credit facility beginning August 31, 2006, based on outstanding borrowings at June 1, 2006, as described in Note 8 of the Notes to the Consolidated Financial Statements. The principal payments will be made in eight installments consisting of (a) seven quarterly installments (representing 10% of the outstanding balance at June 1, 2006) beginning August 31, 2006 through February 28, 2008 and (b) the final installment which will be made upon the credit facility termination date of May 31, 2008. This final payment will represent the aggregate amount equal to the loans outstanding. The long-term debt principal payments reflected in the table above assume that the $40.0 million in borrowings at August 31, 2004 remains constant through June 1, 2006. However, the amounts reflected above could change significantly, as the actual payments will ultimately be based on the outstanding borrowings at June 1, 2006.*

(2) *Projected interest payments reported in the table above were calculated based on outstanding debt of $40.0 million at an interest rate of 3.62% which represents the weighted average interest rate of Company debt at August 31, 2004. Actual interest payments will differ, possibly significantly, as it cannot be assumed that outstanding borrowings will remain at $40.0 million. In addition, future interest payments will be affected by changes in interest rate levels over time, as well as the Company's basis point spread over the base rate as affected by its debt leverage.*

(3) *Projected commitment fee payments relate to a 0.5% fee paid on the unused portion of the Company's $90.0 million revolving credit facility. At August 31, 2004 the Company had $40.0 million in borrowings outstanding under the revolving credit facility. The unused portion is also reduced by approximately $6.9 million relating to various letters of credit expected to be in place during the periods. The revolving credit facility expires on May 31, 2006.*

(4) *The company leases various office facilities and equipment under operating leases, as described in Note 13 in the Notes to the Consolidated Financial Statements. The table above reflects payments through the end of the lease terms currently in place. The significant leases (payments in excess of $100,000 annually) included in the table above have the following terms: (a) Lake Mary, Florida, approximately $52,400 per month, will term on January 31, 2006 (b) Winter Park, Florida, approximately $13,500 per month, will term on May 31, 2006 (c) Nashville, Tennessee, approximately $11,400 per month, will term on April 30, 2008, (d) Denver, Colorado, approximately $11,700 per month, will term on June 29, 2008, (e) San Diego, California, approximately $21,100 per month, will term on June 30, 2009 and (f) Blue Bell, Pennsylvania lease, approximately $27,100 per month, will term on October 31, 2009. At this time, the Company anticipates the renewal of these leases with the exception of the clinic in Winter Park, which the Company anticipates subleasing early in calendar 2005.*

(5) *The Company, through one of its acquired hospital facilities, has entered into a contract for the provision of education services related to its residential treatment center. This contract will term on May 31, 2005 and has payments due of $12,004 monthly. The Company, through its contract management of behavioral health care, has a contract that has a fixed payment factor of $8,882 monthly and a variable component, which is not quantified as it is based on services utilized. This contract will term on September 14, 2008.*

(6) *$1,100,386 of the $1,570,386 in Other Non-Current Liabilities reflected on the Company's balance sheet is included in this table to reflect future payment obligations associated with workers compensation and the long-term portion of the employees' vacation accrual. The Company has reflected these payments under "other", as the timing of these future payments is dependent on the actual processing of the claims and when an employee takes vacation beyond the amount recorded in the current portion of the vacation accrual in our financial statements. The remaining $470,000 is a non-contractual contingency reserve.*

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which the Company cannot reasonably predict the amount(s) or timing of future payments, if any. See Note 13 "Commitments and Contingencies" to the Consolidated Financial Statements of the Company included elsewhere herein.

Inflation

The Company's multi-year contracts, which typically include its management contracts and behavioral health contracts, generally provide for annual adjustments in the Company's fees based upon various inflation indexes, thus mitigating the effect of inflation. During the periods covered by this annual report, inflation has had no significant effects on the Company's business.

Critical Accounting Policies and Estimates

This discussion should be read in conjunction with Note 2 "Significant Accounting Policies and Estimates" in Notes to Consolidated Financial Statements included elsewhere herein which describes in more detail the Company's significant accounting policies and estimates.

The Consolidated Financial Statements and accompanying Notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, with the exception of the Company's adoption of FAS 141 and FAS 142 effective September 1, 2001, as described in Note 10, "Goodwill and Other Intangible Assets" included elsewhere herein. The preparation of these financial statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. The Company's senior management and independent auditor have discussed the critical accounting estimates with the Company's audit committee.

The Company continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other sources and assumptions that are believed to be reasonable under the facts and circumstances. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made, and
- changes in the estimate, or the use of different estimating methods that could have been selected,

could have a material impact on the Company's consolidated results of operations or financial condition.

The following presents information about the Company's most critical accounting estimates.

Allowances for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client which the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company increases the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered "recovered" prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with the Company's behavioral health hospitals lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient's responsibility (primarily deductibles and co-payments) remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the patients accounts receivable, the patients' economic ability to pay and the effectiveness of historical collection efforts. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on the Company's results of operations and cash flows.

Allowance for Contractual Discounts. With regard to the Company's behavioral health hospitals, the Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursements are often subject to interpretation that could result in payments that differ from the Company's estimates in the near term. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management.

Medical Claims. Medical claims payable represent the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed behavioral healthcare business. The IBNR portion of medical claims payable is estimated based upon authorized healthcare services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claim payable balances are monitored and reviewed monthly and actuarially certified, by an independent third party actuarial firm, on an annual basis. Changes in assumptions for care costs caused by changes in actual or expected experience could cause these estimates to change significantly. Reserves for these liabilities at August 31, 2004 and 2003 were $2.5 million and $2.8 million, respectively. A 10% increase in the assumed utilization of healthcare services would reduce net income by $1.4 million after tax on an annualized basis. This charge would impact the Company's EAP-Behavioral Services group.

Goodwill and Intangible Assets. Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired, net of liabilities assumed. Intangibles consist of the separately identifiable intangibles, such as contract valuations, non-competes and trade names. At August 31, 2004 goodwill and intangible assets represented 60% of total assets and exceed in amount the Company's net worth. Contract valuations represent the fair value of management contracts and service contracts purchased and are being amortized using the straight–line method over seven years. Other intangibles are being amortized over their expected useful lives. Per the provisions of SFAS No. 142, the Company performs an annual goodwill impairment review, for each business service group as defined in Note 10 "Goodwill and Other Intangible Assets" to the Consolidated Financial Statements, in the third quarter of each fiscal year or when events or changes in circumstances indicate the carrying value may not be recoverable. Indicators the Company consider important which could trigger an impairment review include, without limitation, (i) significant under-performance or loss of key contracts acquired in an acquisition relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of the acquired assets or the strategy of the Company's business; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in the Company's stock price for a sustained period; and (vi) regulatory changes. In assessing the recoverability of the Company's goodwill and intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of the asset could be different using different estimating methods and assumptions in these valuation techniques resulting in a possible impairment of the intangible assets and/or goodwill, or alternatively an acceleration in amortization expense may result. An impairment charge would reduce operating income in the period it was determined that the charge was needed. As a result of the May 31, 2004 impairment testing, no impairment adjustments were deemed necessary.

SFAS 142 discontinued the amortization of goodwill and generally requires that goodwill impairment be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. However, intangible assets with indefinite lives are to be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset. Because of the significance of the identified intangible assets and goodwill to the Company's consolidated balance sheet, annual or interim impairment analyses are important. Changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on the Company's financial condition and results of operations. The Company elected to conduct the annual impairment testing during its fiscal year third quarter. As a result of the May 31, 2004 impairment testing, no impairment adjustments were deemed necessary. However, consistent with nurse staffing industry trends, revenues for the Company's reportable segment ProCare One Nurses have declined 18.9% for the nine months ended May 31, 2004 compared to the same period in the prior year. Operating margins have remained level at 7.6% primarily due to cost containment measures implemented by the Company. While not expected, should revenues continue to decline and additional cost containment not be feasible, an impairment charge possibly could be incurred. The Company is evaluating various strategic alternatives as to its specialty staffing business.

Reserves for Employee Health and Workers Compensation Benefits. These reserves represent accruals for estimated claims incurred, but unpaid or not reported. The accruals are based on a number of factors including historical experience, industry trends and recent claims history and are subject to ongoing revision as conditions might change and as new data may be presented. In estimating the liability for claims, the Company obtains an estimate from an independent third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for employee health benefits at August 31, 2004 and 2003 were $942,606 and $1,066,314, respectively. The reserve was lower at August 31, 2004 due to more timely payment of claims as a result of the change in the third-party administrator. Reserves for workers compensation at August 31, 2004 and 2003 were $894,649 and $695,171, respectively. The increase in the reserve is primarily due to the increase in the Company's employee base and the increase in the Company's deductible. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2004 and includes a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Self Insurance Reserves. This reserve represents an accrual for certain general and professional liability claims filed and for claims incurred, but not reported. Estimates of the aggregate or portions of claims pursuant to the Company's self-insurance retentions, and liability for uninsured claims incurred are determined by using actuarial assumptions followed in the insurance industry and historical experience. In estimating the liability for claims, the Company obtains an estimate from an independent third party actuarial firm, which calculates an estimate using historical experiences and estimates of claim costs as well as numerous assumptions regarding factors relevant to the derivation of an estimate of future claim costs. Reserves for these liabilities at August 31, 2004 and 2003 were $883,493 and $1,086,000, respectively. The independent third-party actuarial firm's analysis resulted in a lower reserve at August 31, 2004 when compared to the results of the analysis at August 31, 2003. Reserve estimates are expected values of the amounts required to pay claims reported or incurred through August 31, 2004 and include a reasonable additional reserve to account for a possible adverse deviation from the expected values estimated.

Quantitative and Qualitative Disclosures About Market Risk

In its normal operations, the Company has market risk exposure to interest rates due to its interest bearing debt obligations, which were entered into for purposes other than trading purposes. To manage its exposure to changes in interest rates, the Company uses both variable rate debt and fixed rate debt of short duration with maturities ranging from 30 to 180 days. The Company has estimated its market risk exposure using sensitivity analyses assuming a 10% change in market rates.

At August 31, 2004, the Company had $40.0 million of debt obligations outstanding with a weighted average interest rate of 3.6%. A hypothetical 10% change in the effective interest rate for these borrowings, assuming debt levels as of August 31, 2004, would change interest expense by approximately $145,000 annually. This change amount would be funded out of cash flows from operations, which were approximately $12.4 million for the twelve months ended August 31, 2004.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this report, other reports, filings with the Commission, press releases, conferences, or otherwise, are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meaning. Such statements involve risks, uncertainties or other factors which may cause actual results to differ materially from the future results, performance or achievements expressed or implied by such forward looking statements. Certain risks, uncertainties and other important factors are detailed in this report and will be detailed from time to time in reports filed by the Company with the Commission, including Forms 8-K, 10-Q, and 10-K, and include, among others, the following: general economic and business conditions which are less favorable than expected; unanticipated changes in industry trends; decreased demand by acute care hospitals for the Company's services; the Company's inability to retain existing management contracts or to obtain additional contracts or maintain customer relationships; adverse changes in reimbursement by Medicare or other third-party payors for costs of providing behavioral health or physical rehabilitation or nursing services; adverse changes to other regulatory requirements relating to the provision of behavioral health or physical rehabilitation or nursing services; adverse consequences of investigations by governmental regulatory agencies; adverse judgements rendered in the qui tam lawsuits pending against the Company; fluctuations and difficulty in forecasting operating results; the ability of the Company to sustain, manage or forecast its growth; the ability of the Company to successfully integrate acquired businesses on a cost effective basis; heightened competition, including specifically the intensification of price competition; the entry of new competitors and the development of new products or services by new and existing competitors; changes in business strategy or development plans; inability to carry out marketing and sales plans; business disruptions; liability and other claims asserted against the Company; loss of key executives; the ability to attract and retain qualified personnel; adverse publicity; demographic changes; and other factors referenced or incorporated by reference in this report and other reports or filings with the Commission. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor may cause actual results to differ materially from those contained in any forward looking statements. These forward-looking statements represent the estimates and assumptions of management only as of the date of this report. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Consolidated Balance Sheets

	August 31, 2004	August 31, 2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,907,708	$ 1,972,646
Accounts receivable less allowance for doubtful accounts of $2,412,152 and $1,511,876 at August 31, 2004 and 2003, respectively	22,058,989	14,822,144
Prepaid expenses and supplies	573,230	628,160
Other receivables	154,969	382,016
Other assets	806,019	757,592
Income taxes receivable	51,886	628,422
Deferred taxes	2,426,199	2,058,828
TOTAL CURRENT ASSETS	27,979,000	21,249,808
Property and equipment, net	28,801,497	5,849,832
Goodwill	83,723,888	70,769,863
Other indefinite life intangibles	795,988	–
Contracts, net of accumulated amortization of $6,184,217 and $4,967,533 at August 31, 2004 and 2003, respectively	2,405,526	3,622,210
Other intangibles, net of accumulated amortization of $458,460 and $189,902 at August 31, 2004 and 2003, respectively	318,554	490,252
Other non-current assets	430,434	346,743
TOTAL ASSETS	$ 144,454,887	$ 102,328,708
CURRENT LIABILITIES:		
Accounts payable	$ 2,772,608	$ 2,474,281
Employee compensation and benefits	9,244,235	6,586,861
Medical claims payable	2,461,535	2,813,470
Accrued expenses and unearned revenue	7,940,459	8,125,920
TOTAL CURRENT LIABILITIES	22,418,837	20,000,532
Other non-current liabilities	1,570,386	1,430,668
Long-term debt	40,000,000	14,000,000
Deferred income taxes	4,641,257	3,105,946
TOTAL LIABILITIES	68,630,480	38,537,146
Commitments and contingencies (Note 13)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.10 par value, 500,000 shares authorized; none issued or outstanding	–	–
Common stock, $0.01 par value, 40,000,000 shares authorized; 7,267,750 shares issued and 5,471,739 shares outstanding at August 31, 2004, and 7,267,750 shares issued and 5,336,545 outstanding at August 31, 2003	72,678	72,678
Additional paid-in capital	23,083,887	20,975,233
Retained earnings	69,919,007	59,915,318
Treasury stock, at cost, 1,796,011 and 1,931,205 shares at August 31, 2004 and 2003, respectively	(17,251,165)	(17,171,667)
	75,824,407	63,791,562
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 144,454,887	$ 102,328,708

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended August 31,		
	2004	2003	2002
Revenue	**$180,322,696**	$ 166,340,336	$ 143,721,100
Cost of services	**138,675,279**	129,832,118	109,691,696
Gross profit	**41,647,417**	36,508,218	34,029,404
Selling, general and administrative	**19,785,452**	18,614,461	16,288,871
Provision for (recovery of) doubtful accounts	**810,404**	(614,784)	293,718
Depreciation and amortization	**2,924,667**	2,581,245	2,778,445
Operating income	**18,126,894**	15,927,296	14,668,370
Other income (expense):			
Interest expense	**(680,418)**	(401,306)	(233,645)
Interest income and other	**46,681**	105,612	123,430
Income before income taxes	**17,493,157**	15,631,602	14,558,155
Income tax provision	**6,717,969**	6,049,360	5,634,006
Net income	**$ 10,775,188**	$ 9,582,242	$ 8,924,149
Earnings per common share:			
Basic	**$ 1.99**	$ 1.83	$ 1.66
Diluted	**$ 1.90**	$ 1.70	$ 1.52
Weighted average shares outstanding:			
Basic	**5,424,433**	5,249,781	5,385,777
Diluted	**5,673,000**	5,641,618	5,889,432

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Shares	Common Stock Amount	Additional Paid–In Capital	Retained Earnings	Treasury Shares	Treasury Stock, at Cost	Total
Balance at August 31, 2001	7,267,750	$ 72,678	$ 20,095,258	$ 43,259,607	1,945,311	$ (12,429,165)	$ 50,998,378
Net income	–	–	–	8,924,149	–	–	8,924,149
Tax benefit associated with stock options exercised	–	–	183,310	–	–	–	183,310
Employee stock purchases	–	–	67,586	–	(12,023)	76,819	144,405
Exercise of stock options:							
Issuance of treasury stock	–	–	(67,586)	(305,878)	(134,085)	856,709	483,245
Balance at August 31, 2002	7,267,750	72,678	20,278,568	51,877,878	1,799,203	(11,495,637)	60,733,487
Net income	–	–	–	9,582,242	–	–	9,582,242
Purchase of treasury stock	–	–	–	–	656,659	(9,645,540)	(9,645,540)
Tax benefit associated with stock options exercised	–	–	696,665	–	–	–	696,665
Employee stock purchases	–	–	69,480	–	(10,774)	84,992	154,472
Exercise of stock options:							
Issuance of treasury stock	–	–	(69,480)	(1,544,802)	(574,277)	4,844,976	3,230,694
Employee surrenders for tax payments	–	–	–	–	60,394	(960,458)	(960,458)
Balance at August 31, 2003	7,267,750	72,678	20,975,233	59,915,318	1,931,205	(17,171,667)	63,791,562
Net income	–	–	–	10,775,188	–		10,775,188
Purchase of treasury stock	–	–	–	–	48,249	(1,177,276)	(1,177,276)
Tax benefit associated with stock options exercised	–	–	2,108,654	–	–	–	2,108,654
Employee stock purchases	–	–	99,243		(13,887)	129,456	228,699
Exercise of stock options:							
Issuance of treasury stock	–	–	(99,243)	(771,499)	(206,181)	1,834,870	964,128
Employee surrenders for tax payments	–	–	–	–	36,625	(866,548)	(866,548)
Balance at August 31, 2004	7,267,750	$ 72,678	$ 23,083,887	$ 69,919,007	1,796,011	$ (17,251,165)	$ 75,824,407

See accompanying notes to consolidated financial statements.

	Years Ended August 31,		
	2004	2003	2002
Operating activities:			
Net income	**$ 10,775,188**	$ 9,582,242	$ 8,924,149
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,924,667**	2,581,245	2,778,445
Deferred income taxes	**1,167,940**	1,584,896	875,706
Tax benefit associated with stock options exercised	**2,108,654**	696,665	183,310
Non-cash expenses	**–**	(15,250)	5,668
Changes in operating assets and liabilities, net of assets acquired:			
(Increase) decrease in accounts receivable	**(7,267,094)**	(592,901)	2,063,015
Decrease (increase) in income taxes receivable	**502,105**	(327,131)	(238,543)
Decrease (increase) in other receivables	**325,591**	(184,220)	(160,038)
Decrease (increase) in prepaid expenses and supplies	**237,995**	(62,197)	94,791
(Increase) in other assets	**(152,334)**	(271,174)	(610,463)
Increase in accounts payable, employee compensation and benefits, medical claims payable, and accrued expenses	**1,674,666**	222,104	886,343
Increase (decrease) in other non-current liabilities	**139,718**	315,040	(664,757)
Net cash provided by operating activities	**12,437,096**	13,529,319	14,137,626
Investing activities:			
Purchase of property and equipment	**(1,774,529)**	(4,948,302)	(726,857)
Proceeds from sale of property and equipment	**–**	15,250	3,791
Payment for purchase of Michiana Behavioral Health Center	**(6,198,221)**	–	–
Payment for purchase of Poplar Springs Hospital	**(29,650,992)**	–	–
Payment for purchase of EAP International, net of cash acquired	**–**	(3,259,870)	–
Payment for purchase of Integrated Insights, net of cash acquired	**–**	(4,178,489)	–
Payment for Integrated Insights price adjustment	**(27,290)**	–	–
Payment for OHCA price adjustment	**–**	–	(38,047)
Payment for purchase of contract management business	**–**	–	(2,900,000)
Payment for purchase of ProCare One Nurses, net of cash acquired	**–**	–	(12,149,238)
Net cash used in investing activities	**(37,651,032)**	(12,371,411)	(15,810,351)
Financing activities:			
Payments on long-term debt	**(111,300,000)**	(72,900,000)	(69,500,000)
Borrowing under lines of credit	**137,300,000**	76,900,000	72,600,000
Purchase of treasury stock	**(1,177,276)**	(9,645,540)	–
Issuance of treasury stock	**326,274**	2,424,718	627,650
Net cash provided by (used in) financing activities	**25,148,998**	(3,220,822)	3,727,650
Net (decrease) increase in cash and cash equivalents	**(64,938)**	(2,062,914)	2,054,925
Cash and cash equivalents at beginning of year	**1,972,646**	4,035,560	1,980,635
Cash and cash equivalents at end of year	**$ 1,907,708**	$ 1,972,646	$ 4,035,560
Supplemental disclosure of cash flow information			
Net cash paid during the period for:			
Interest	**$ 611,404**	$ 397,405	$ 155,713
Income taxes	**$ 2,878,691**	$ 4,081,932	$ 4,817,165
Non-cash investing activities:			
Fair value of assets acquired	**$ 36,665,805** [a]	$ 8,886,432 [b]	$ 16,563,593 [c]
Cash paid	**(35,849,213)** [a]	(7,641,084) [b]	(15,438,047) [c]
Liabilities assumed	**$ 816,592** [a]	$ 1,245,348 [b]	$ 1,125,546 [c]

[a] *Consists of the purchase of Michiana Behavioral Health Center effective April 1, 2004 and the purchase of Poplar Springs Hospital effective June 1, 2004. See Note 5.*

[b] *Consists of the purchase of EAP, International effective November 1, 2002 and the purchase of Integrated Insights effective June 30, 2003. See Note 5.*

[c] *Consists of the purchase of management contracts of Perspectives Health Management Corporation effective October 1, 2001, an adjustment to the purchase price of Occupational Health Consultants of America and the purchase of ProCare One Nurses effective June 13, 2002. See Note 5.*

See accompanying notes to consolidated financial statements.

August 31, 2004, 2003 and 2002

1. ORGANIZATION

Horizon Health Corporation ("the Company"), d/b/a Horizon Health, is a diversified health care services provider. It is a leading contract manager of clinical and related services, primarily of behavioral health and physical rehabilitation programs, offered by acute care hospitals in the United States. The management contracts are generally for initial terms ranging from three to five years, the majority of which have automatic renewal provisions. Through its fiscal year 2004 acquisitions, the Company owns and operates two behavioral health care hospitals and related facilities, which provide behavioral health care programs for children, adolescents, and adults. The Company also offers employee assistance programs ("EAP") and managed behavioral health services under contracts to businesses and managed care organizations. In addition, the Company provides specialized temporary nurse staffing services to acute care hospitals. The Company currently has offices in the Chicago, Illinois; Orlando, Florida; Denver, Colorado; Philadelphia, Pennsylvania; Nashville, Tennessee; San Diego, California; Los Angeles, California; and Detroit, Michigan metropolitan areas, and behavioral health care facilities in Plymouth, Indiana and Petersburg, Virginia. The Company's National Support Center is in the Dallas suburb of Lewisville, Texas.

The Company was formed in July 1989 for the purpose of acquiring all the assets of two companies. One of these companies, known as Horizon Health Management Company, was formed in 1981 and since that time was engaged in the behavioral health contract management business. The other company owned a freestanding psychiatric hospital in California. Effective March 1, 1990, the assets constituting the contract management business and the psychiatric hospital of the two companies were transferred to the Company.

Since its formation, the Company has completed 16 acquisitions, including the following five consummated in the last three fiscal years: Effective October 1, 2001, the Company purchased all the behavioral health management contracts of Perspectives Health Management Corporation ("PHM"), a wholly owned subsidiary of Legal Access Technologies, Inc. PHM has been consolidated with the Company since October 1, 2001. Effective June 13, 2002, the Company purchased all of the membership interests of ProCare One Nurses, LLC ("ProCare"). ProCare has been consolidated with the Company since June 13, 2002. Effective November 1, 2002, the Company purchased all of the capital stock of Employee Assistance Programs International, Inc. ("EAP International"). EAP International has been consolidated with the Company since November 1, 2002. Effective June 30, 2003, the Company purchased all of the capital stock of privately held Health and Human Resource Center, Inc., d/b/a Integrated Insights. Integrated Insights has been consolidated with the Company since July 1, 2003. Effective April 1, 2004, the Company acquired the assets of Northern Indiana Hospital, an 80-bed behavioral health hospital located in Plymouth, Indiana. The Company operates the facility under the name "Michiana Behavioral Health Center" and it has been consolidated with the Company since April 1, 2004. Effective June 1, 2004, the Company acquired the assets of PSH Acquisition Corporation ("PSH"), which operates five behavioral facilities (three owned and two leased) with a total licensed capacity of 189 beds, in the central Virginia region. The facilities have been consolidated with the Company since June 1, 2004 (Note 5 "*Acquisitions*").

2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The Company continually evaluates its accounting policies and the estimates it uses to prepare the consolidated financial statements. In general, the estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. In the Company's opinion, the significant accounting policies most important to aid in understanding its financial results are the following:

Consolidation. The consolidated financial statements include those of the Company and its wholly owned and majority owned subsidiaries. Investments in unconsolidated affiliated companies are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents. Cash and cash equivalents primarily include highly liquid investments with original maturities of three months or less when purchased. The carrying amount approximates fair value due to the short maturity of these instruments.

Allowances for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowance are amounts past due, in dispute, or a client which the Company believes might be having financial difficulties. If economic, industry, or specific customer business trends worsen beyond earlier estimates, the Company increases the allowances for doubtful accounts by recording additional expense. Legal fees expended in the pursuit of the outstanding amounts are considered "recovered" prior to the reversal of any previously written off bad debt.

The primary collection risk with regard to patient receivables associated with the Company's behavioral health care facilities, lies with uninsured patient accounts or patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement, but the portion of the amount that is the patient's responsibility (primarily deductibles and co-payments) remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the patients accounts receivable, the patients' economic ability to pay and the effectiveness of historical collection efforts. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on the Company's results of operations and cash flows.

Allowance for Contractual Discounts. With regard to the Company's owned behavioral health care facilities, the Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursements are often subject to interpretation that could result in payments that differ from the Company's estimates in the near term. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management.

Property and Equipment. Property and equipment are recorded at cost. Depreciation expense is recorded on the straight-line basis over estimated useful lives. The useful lives of the buildings are estimated to be either twenty-five to thirty years. The useful lives of computer hardware and software are estimated to be three years. The useful lives of furniture and fixtures, and transportation equipment are estimated to be five years. The useful life of office equipment is estimated to be three years. Building improvements are recorded at cost and amortized over the estimated useful lives of the improvements or the terms of the underlying lease whichever is shorter. Routine maintenance, repair items, and customer facility and site improvements are charged to current operations.

Accounting for Intangible Assets and Goodwill. The cost of acquired companies is allocated first to their identifiable assets based on estimated fair values, and then to goodwill. Costs allocated to identifiable intangible assets are generally amortized on a straight-line basis over the remaining estimated useful lives of the assets. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill. At August 31, 2004 and 2003, respectively, other identifiable intangible assets, net, consist of contracts (approximately $2,405,526 and $3,622,210), non-compete agreements (approximately $293,441 and $431,655) and trade names (approximately $25,113 and $58,597). The recorded value of the Knox Keene license, the Company's indefinite life intangible asset acquired as part of the July 1, 2003 Integrated Insights acquisition, which is not subject to amortization was $795,988 at August 31 2004. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 141 *Business Combinations* ("SFAS 141") and SFAS 142 *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require all future business combinations be accounted for using the purchase method of accounting and that goodwill and certain indefinite life intangible assets not be amortized, but instead to be subject to impairment tests at least annually. The Company elected to adopt SFAS 141 and SFAS 142 on a prospective basis as of September 1, 2001.

Accounting for intangible assets and goodwill requires significant estimates and judgment, especially as to: a) the valuation in connection with the initial purchase price allocation and b) the ongoing evaluation for impairment. For each acquisition, a valuation was completed to determine a reasonable purchase price allocation. Upon completion of the allocation process an amount was assigned to various identified assets including intangible assets and the remainder was assigned to goodwill. The purchase price allocation process requires estimates and judgments as to expectations for the various businesses and business strategies. For example, certain growth rates were assumed for each business. Additionally, different operating margins for each type of service offering were included in the estimates. If actual growth rates or operating margins, among other assumptions, differ significantly from the estimate and judgments used in the purchase price allocation, a possible impairment of the intangible assets and/or goodwill or an acceleration in amortization expense may result.

In addition, SFAS 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), adopted in 2001, discontinued the amortization of goodwill and generally requires that goodwill impairment be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. However, intangible assets with indefinite lives are to be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset. Because of the significance of the identified intangible assets and goodwill to the Company's consolidated balance sheet, annual or interim impairment analyses are important. Changes in key assumptions about the business and its prospects, or changes in market conditions or other external factors, could result in an impairment charge and such a charge could have a material adverse effect on the Company's financial condition and results of operations.

Contracts represent the fair value of management contracts and service contracts purchased and are being amortized using the straight-line method over seven years. Other intangibles primarily include the fair value of trade names and non-compete agreements, which are being amortized over their expected useful lives.

Treasury Stock. The Company accounts for the treasury stock using the cost method. Gains on sales of treasury stock are credited to Additional Paid in Capital ("APIC"), losses are charged to APIC to the extent that previous net gains from sales are included therein, otherwise to retained earnings.

Medical Claims. Medical claims payable represent the liability for healthcare claims reported but not yet paid and claims incurred but not yet reported ("IBNR") related to the Company's managed behavioral healthcare business. The IBNR portion of medical claims payable is estimated based upon authorized healthcare services, past claims payment experience for member groups, enrollment data, utilization statistics and other factors using both accounting and actuarial methodologies. Although variability is inherent in such estimates, management believes the recorded liability for medical claims payable is adequate. Medical claim payable balances are continually monitored and reviewed. Changes in assumptions for care costs caused by changes in actual or expected utilization experience could cause these estimates to change significantly.

Reserves for Employee Health and Workers Compensation Benefits. The Company retains a significant amount of self-insurance risk for its employee health and workers compensation benefits. The Company maintains stop-loss insurance such that the Company's liability is subject to certain individual and aggregate limits, as applicable. Each month end the Company records an accrued expense for estimated benefit claims incurred but unpaid or not reported at the end of such period. The Company estimates this accrual based on a number of factors including historical experience, industry trends and recent claims history. These accrual estimates are subject to ongoing revision as conditions might change and as new data may be presented. Adjustments to estimated liabilities are recorded in the accounting period in which the change in estimate occurs. Changes in assumptions for costs caused by changes in actual or expected utilization experience could cause these estimates to change significantly. In prior years, estimates of workers compensation claims liability was allocated (based on payroll dollars) to the operating unit level. Effective September 1, 2003, the Company began recording these estimates at the general and administrative level with actual paid claims costs being recorded to the applicable operating unit.

Self-Insurance Reserves. Pursuant to various deductibles and retentions, the Company is self-insured for certain losses for general and professional liability claims and up to certain individual and aggregate stop losses relating to malpractice liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Revenue Recognition. Service revenue is generated by the Company's four business segments (service groups) in the following four categories:

(1) Contract management revenue, generated by two of Horizon Health's service groups, Behavioral Health Services and Physical Rehabilitation Services, is reported in the period the services are provided at the estimated net realizable amounts from contracted acute care hospitals for contract management services rendered. Adjustments are accrued on an estimated basis in the period they become known and are adjusted in future periods, if and when necessary.

The fees received by the Company for its services under management contracts are paid directly by its client acute care hospitals. Contract management revenue is based on various criteria such as a fixed fee and/or variable components and may include per diem calculations based on patients per day or for defined periods, the number of admissions or discharges, direct expenses, or any combination of the preceding, depending on the specific contract. Generally, contract fees are paid on a monthly basis.

Some management contracts include a clause, which states that the Company will indemnify the hospital for any third-party payor denials, including Medicare. At the time the charges are denied or anticipated to be denied, the Company records an allowance for 100% of the potential amount. The Company believes it has adequately provided for potential adjustments that may result from final settlement of potential denials, which amounts have historically not been material.

Client acute care hospitals receive reimbursement under Medicare or Medicaid programs or payments from insurers, self-funded benefit plans or other third-party payors for the behavioral health and physical rehabilitation services provided to the patients of the programs managed by the Company. As a result, the availability and amount of such reimbursements, which are subject to change, may impact the decision of acute care hospitals regarding whether to offer behavioral health and physical rehabilitation services pursuant to a management contract with the Company, as well as whether to continue such contracts (subject to contract termination provisions) and the amount of fees to be paid thereunder.

(2) Net patient service revenue, generated by the Company's behavioral health hospitals within the Behavioral Health Services group, is recorded on the accrual basis in the period in which services are provided. Net patient service revenue includes amounts estimated by management to be reimbursable by Medicare, Medicaid and other payors under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than the established billing rates and the differences (contractual discounts) are reported as deductions from patient service revenue at the time the service is rendered. The effects of other arrangements for providing services at less than established rates are also reported as deductions from patient service revenue.

The behavioral health hospitals provide charity care to patients who are financially unable to pay for the behavioral services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net patient service revenue.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid and other third-party payor programs often occur in subsequent years because of audits by the programs, rights of appeal, and the application of numerous technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits, review or investigations.

Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company's management, adequate provision has been made for adjustments that may result from such reviews.

(3) Premium and fees revenue, generated by the Horizon Health EAP-Behavioral Services group, is reported in the period services are provided at the estimated net realizable amounts as defined by client contracts for services rendered. Adjustments are accrued on an estimated basis in the period they become known and are adjusted in future periods if and when necessary.

Revenues are derived from EAP services, administrative service only contracts, and at risk managed behavioral health services. This revenue consists primarily of capitation payments, which are calculated on the basis of a per-member/per-month or a per-employee/per-month fee, but also include fee for service payments. For certain capitated managed care contracts the Company is 'at risk' and bears the economic risk as to the adequacy of capitated revenue versus the actual cost of behavioral health care services provided to covered members by third parties. At August 31, 2004, overall capitated revenue was sufficient to meet these costs.

(4) Service revenues, generated by ProCare One Nurses are recognized in the month in which services are rendered, at the estimated net realizable amounts. These revenues are generated through the Company's specialized temporary nurse staffing services.

Earnings Per Share. Earnings per share has been computed in accordance with SFAS No. 128, *Earnings Per Share.* Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that may occur if the Company's in the money stock options were exercised. Such dilutive potential common shares are calculated using the treasury stock method.

Accounting for Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See Note 12 "Income Taxes")

Based upon the Company's estimates of the sources, nature, and amount of expected future taxable income it determined that it is more likely than not that its deferred tax assets will be realized, resulting in no valuation allowance. At August 31, 2004, the Company had deferred tax liabilities in excess of deferred tax assets of $2,215,058.

The Company evaluates quarterly the realizability of its deferred tax assets and accordingly adjusts its valuation allowance, if any as necessary. The factors used to assess the likelihood of realization include the Company's estimates of future taxable income and available tax initiatives that could be reasonably implemented to assure realization of the net deferred tax assets. The Company has used various appropriate tax initiatives and alternative tax treatments to realize or to renew net deferred tax assets in order to avoid the potential loss of tax benefits.

Failure to achieve forecasted taxable income amounts might affect the ultimate realization of all or portions of net deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income include general business conditions, increased competition, a change in Medicare or Medicare reimbursement, an increase in medical services utilization, etc., resulting in a decline in sales or margins.

Use of Estimates. The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles applied on a consistent basis. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The actual results experienced by the Company may differ materially from management's estimates.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation. See Note 9 "Shareholders' Equity" to the consolidated financial statements included elsewhere within this document.

New Accounting Standards. In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised Interpretation No. 46, or FIN 46R, *Consolidation of Variable Interest Entities*, an Interpretation of ARB No. 51, replacing the original interpretation issued in January 2003. FIN 46R changes the criteria by which one company accounts for another entity in its consolidated financial statements. Because the Company has no current or planned variable interest entities, the adoption of this statement is not expected to have a material effect on its consolidated financial position and results of operations.

In December 2002, FASB issued Statement of Financial Accounting Standards No. ("SFAS") 148, *Accounting for Stock-Based Compensation Transition and Disclosure.* This statement amends SFAS 123, *Accounting for Stock-Based Compensation*, and establishes two alternative methods of transition from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 requires prominent disclosure about the effects of SFAS 123 on reported net income and requires disclosure of these effects in interim financial information. The provisions for the alternative transition methods are effective for fiscal years ending after December 15, 2002, and the amended disclosure requirements are effective for interim periods beginning after December 15, 2002 and allow for early application. The Company currently plans to continue accounting for stock-based compensation under APB 25, an allowable method, with additional disclosures as required. See note 3 "Stock Options" to the consolidated financial statements included elsewhere within this document.

3. STOCK OPTIONS

The 1989, 1995 and 1998 Stock Option Plans for employees and the 1995 Stock Option Plan for Eligible Outside Directors are collectively referred to as the "Plans." In accordance with the Plans, as amended, 2,981,843 shares of common stock have been reserved for stock options granted to key employees, directors and consultants. The 1989 Plan has terminated in accordance with its terms and no further stock options may be granted under this plan.

At August 31, 2004, there remained a total of 120,068 shares available under all the plans for future grants of stock options although more shares could become available if and when previously granted stock options are terminated without exercise.

The exercise prices of the options granted equaled or exceeded the market value of the common stock at the date of the grant. The options generally vest ratably over five years from the date of grant and terminate ten years from the date of grant.

On April 28, 1995 the board of directors created the 1995 Stock Option Plan for Eligible Outside Directors for outside directors owning less than 7.15% of the stock of the Company, and reserved 250,000 shares of common stock for issuance under this plan. This plan has been amended and restated to provide for 15,000 option grants upon initial election as a director. In addition, the Director plan has provided for successive annual grants, as of the day of each annual meeting of stockholders of the Company, of options to purchase the number of shares of Common Stock determined by dividing $50,000 by the fair market value per share of the Common Stock on the date of grant. Fair market value is defined as the closing price per share on the NASDAQ National Market. With respect to each such successive annual grant, an Eligible Outside Director had the right to elect to receive stock options for only 50% of such shares as so determined and to also receive the receipt of a fee in the amount of $2,500 for each of the first four meetings of the Board of Directors actually attended by such Eligible Outside Director in the year following the Annual Meeting. Options vest ratably over five years from the date of grant.

The following table summarizes the status of the Plans:

	2004		2003		2002	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**839,762**	**$ 9.37**	1,453,549	$ 7.49	1,283,634	$ 5.61
Granted	**287,600**	**21.68**	153,000	16.49	319,275	13.41
Exercised	**206,181**	**4.68**	574,277	5.63	134,085	3.61
Expired or canceled	**24,600**	**12.38**	192,510	11.97	15,275	7.91
Outstanding at end of year	**896,581**	**$ 14.32**	839,762	$ 9.37	1,453,549	$ 7.49
Exercisable at end of year	**393,979**	**$ 9.82**	413,857	$ 6.36	828,502	$ 5.59
Available for grant at end of year	**120,068**	**–**	344,590	–	351,602	–

The following table summarizes information about options outstanding under the Plans at August 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$4.56 - 9.75	334,236	4.07	$ 7.02	277,139	$ 7.22
13.09 - 18.43	341,245	8.30	15.99	111,520	15.60
21.00 - 24.99	221,100	9.46	22.76	5,320	23.64

The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share of the Company had the Company applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, relating to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	**$ 10,775,188**	$ 9,582,242	$ 8,924,149
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**826,341**	440,405	452,298
Pro forma net income	**$ 9,948,847**	$ 9,141,837	$ 8,471,851
Earnings per share			
Basic			
As reported	**$ 1.99**	$ 1.83	$ 1.66
Pro forma	**$ 1.83**	$ 1.74	$ 1.57
Diluted			
As reported	**$ 1.90**	$ 1.70	$ 1.52
Pro forma	**$ 1.75**	$ 1.62	$ 1.44

In accordance with SFAS 123, the fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk free interest rate	**4.09%**	2.75%	4.20%
Expected life (years)	**7.3**	6.4	6.4
Expected volatility	**52.0%**	60.0%	47.5%
Expected dividend yield	**0.0%**	0.0%	0.0%

In accordance with SFAS 123, the weighted average fair value of options granted during 2004, 2003, and 2002 was $12.78, $9.76, and $7.04 respectively.

4. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share computations for net income for the years ended August 31:

	2004			2003			2002		
	Net Income Numerator	**Shares Denominator**	**Per Share Amount**	Net Income Numerator	Shares Denominator	Per Share Amount	Net Income Numerator	Shares Denominator	Per Share Amount
Basic EPS	**$ 10,775,188**	**5,424,433**	**$ 1.99**	$ 9,582,242	5,249,781	$ 1.83	$ 8,924,149	5,385,777	$ 1.66
Effect of dilutive securities									
warrants and options		**248,567**			391,837			503,655	
Diluted EPS	**$ 10,775,188**	**5,673,000**	**$ 1.90**	$ 9,582,242	5,641,618	$ 1.70	$ 8,924,149	5,889,432	$ 1.52

During 2004, 2003, and 2002 certain options to acquire common stock were not included in certain computations of EPS because the options exercise price was greater than the average market price of the common shares. The options excluded by quarter are as follows:

Quarter Ended	Options Excluded	Option Price Range
August 31, 2004	**19,567**	**$23.30 - $23.75**
May 31, 2004	**4,000**	**$23.75**
February 29, 2004	**5,159**	**$23.30 - $23.75**
November 30, 2003	**10,571**	**$21.00 - $23.75**
August 31, 2003	106,500	$17.01 - $23.75
May 31, 2003	55,413	$16.05 - $23.75
February 28, 2003	6,500	$16.35 - $23.75
November 30, 2002	96,700	$14.51 - $23.75
August 31, 2002	4,870	$14.80 - $23.75
May 31, 2002	4,000	$23.75
February 28, 2002	4,000	$23.75
November 30, 2001	4,670	$13.50 - $23.75

5. ACQUISITIONS

PSH Acquisition Corporation

Effective June 1, 2004, the Company acquired the assets of PSH Acquisition Corporation ("PSH"), which operated five behavioral facilities with a total licensed capacity of 189 beds, in the central Virginia region, for approximately $29.7 million. The agreement also provides for additional variable payments in future years based on the future performance of the facilities. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. As of August 31, 2004, the allocation of the purchase price exceeded the fair value of PSH's net assets by $13,769,953, which is recorded as goodwill. Tangible assets acquired and liabilities assumed totaled $16,507,815 and $626,776, respectively. The cash purchase price of approximately $29.7 million was funded by the Company's revolving credit facility. The three owned and two leased facilities include:

- Poplar Springs Hospital - a 125 bed acute adult and adolescent facility that also offers residential treatment services;
- Poplar West – a 36-bed Youth Development Center that offers residential treatment care and a 60-student special educational program;
- Poplar Place of Sutherland – an 8-bed adolescent boys group home;
- Poplar Transitions of Shenandoah Valley – a 20-bed female adolescent residential care facility (leased); and
- Recovery Center of Richmond – an intensive adolescent and adult outpatient service center (leased).

Unaudited pro-forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. The unaudited pro-forma financial information with respect to the PSH Acquisition Corporation acquisition was based upon the respective historical consolidated financial statements of Horizon Health Corporation and PSH Acquisition Corporation. This unaudited pro forma information does not include nor does it assume any benefits from cost savings or synergies of operations of the combined companies.

The following table summarizes the recorded values of the PSH Acquisition Corporation assets acquired and liabilities assumed at the date of acquisition, as determined by internal and third party valuations:

	As of June 1, 2004
Current assets	$ 217,815
Property and equipment, net	16,290,000
Goodwill	13,769,953
Total assets assumed	30,277,768
Current liabilities	626,776
Total liabilities assumed	626,776
Net assets acquired	$ 29,650,992

Goodwill is expected to be deductible for tax purposes and is not subject to amortization for financial statement purposes.

The following unaudited pro forma financial information gives effect to the acquisition of PSH Acquisition Corporation by the Company as if the acquisition occurred on September 1, 2002.

	Years Ended August 31,	
	2004	2003
Revenue	**$195,576,541**	$183,918,131
Net income	**$ 11,383,301**	$ 10,341,710
Net income per common share:		
Basic	**$ 2.10**	$ 1.97
Diluted	**$ 2.01**	$ 1.83

Michiana Behavioral Health Center

Effective April 1, 2004, the Company acquired the assets of Northern Indiana Hospital, an 80-bed behavioral health hospital located in Plymouth, Indiana for approximately $6.2 million. The Company operates the facility under the name "Michiana Behavioral Health Center". The hospital provides behavioral programs for children, adolescents, and adults. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. Tangible assets acquired and liabilities assumed totaled $6,388,037 and $189,816 respectively. The cash purchase price was funded by the Company's revolving credit facility. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any period presented.

Health and Human Resource Center, Inc., d/b/a Integrated Insights

Effective June 30, 2003 the Company purchased all of the capital stock of privately held Health and Human Resource Center, Inc., d/b/a Integrated Insights for approximately $4.4 million. Integrated Insights, headquartered in San Diego, California, provides employee assistance programs under contracts directly with employers. It holds a California Knox-Keene License to operate as a specialized health care plan. The Company accounted for the acquisition of Integrated Insights by the purchase method as required by generally accepted accounting principles. As of August 31, 2004, the allocation of the purchase price exceeded the fair value of Integrated Insights' tangible net assets by $3,989,880 of which $1,783,864 is recorded as goodwill, which is fully deductible for tax purposes, $1,213,169 as service contract valuation, $795,988 as a license valuation and $196,859 as non-compete agreements. Tangible assets acquired and liabilities assumed totaled $774,159 and $407,722, respectively. The cash purchase price of approximately $4.4 million was funded by the Company's revolving credit facility. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for any periods presented.

Employee Assistance Programs International

The Company acquired all of the outstanding capital stock of Employee Assistance Programs International, Inc. ("EAP International") of Denver, Colorado, on November 4, 2002, with an effective date of November 1, 2002 for approximately $3.4 million. The Company accounted for the acquisition of EAP International using the purchase method as required by generally accepted accounting principles. EAP International provides employee assistance programs and other related behavioral services to employers. The purchase price of approximately $3.4 million exceeded the fair value of EAP International's tangible net assets by $3,559,946 of which $2,684,893 is recorded as goodwill, which is fully deductible for tax purposes, and $628,898 as service contract valuation and $246,155 as non-compete agreements. The service contract is being amortized using the straight-line method over seven years and the non-compete agreements are being amortized over their expected useful lives. Tangible assets acquired and liabilities assumed totaled $756,697 and $947,392, respectively. Pro forma financial data is not presented because the impact of this acquisition is not material to the Company's results of operation for any period presented.

ProCare One Nurses

Effective June 13, 2002, the Company purchased all of the membership interests of ProCare One Nurses, LLC ("ProCare"). ProCare, headquartered in Santa Ana, California, provides specialized temporary nurse staffing services to acute care hospitals primarily in California and Michigan. The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. Of the purchase price of approximately $12.5 million, $11.5 million was funded by the Company's revolving credit facility and $1.0 million from existing cash. Of the $12.5 million purchase price, the amounts recorded as intangible assets were $10.0 million as goodwill, which is fully deductible for tax purposes, $225,000 as non-compete agreements and $109,000 as trade name value. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for the periods presented.

Contracts of Perspectives Health Management

Effective October 1, 2001, the Company acquired in an asset purchase the behavioral health management contracts comprising the contract behavioral health business of Perspectives Health Management Corporation ("PHM"), a wholly owned subsidiary of Legal Access Technologies, Inc. ("LAT"). The Company accounted for the acquisition by the purchase method as required by generally accepted accounting principles. PHM had 12 behavioral health management contract locations. The management contracts covered 12 inpatient behavioral health programs, one partial hospitalization behavioral health program and three intensive outpatient behavioral health programs. The management contracts constituted all of the business operations of PHM. The purchased price of approximately $2.9 million in cash was funded by the Company's revolving credit facility. Of the $2.9 million purchase price, $2,234,449 is recorded as goodwill, which is fully deductible for tax purposes, and $681,760 as contract valuation. Proforma financial data is not presented because the impact of this acquisition is not material to the Company's results of operations for the periods presented.

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at August 31:

	2004 [a]	2003
Land [b]	**$ 3,219,011**	$ 775,064
Building and improvements [b]	**23,508,748**	3,708,026
Computer hardware	**2,858,717**	2,926,290
Computer software	**1,700,597**	1,537,721
Furniture and fixtures	**2,274,077**	2,347,006
Equipment	**2,664,184**	1,476,378
Transportation (vehicles)	**50,445**	40,446
Leasehold improvements	**358,745**	620,472
	36,634,524	13,431,403
Less accumulated depreciation	**7,833,027**	7,581,571
	$ 28,801,497	$ 5,849,832

[a] *Effective April 1, 2004, the Company added approximately $6.3 million in property and equipment associated with the acquisition of Michiana Behavioral Health Center. (See Note 5 "Acquisitions".) Of the $6.3 million in assets acquired, a hospital facility (approximately 44,000 square feet) and 11 acres of land were valued at approximately $6.1 million. Effective June 1, 2004, the Company added approximately $16.3 million in property and equipment associated with the acquisition of PSH Acquisition Corporation. (See Note 5 "Acquisitions") Of the $16.3 million in assets acquired, a hospital and two related facilities (approximately 118,000 square feet) and 49 acres of land were valued at approximately $14.8 million.*

[b] *During February 2004, the Company purchased the land and building (slightly in excess of 2,500 square feet) adjacent to its National Support Center ("NSC") located in Lewisville, Texas for approximately $451,000. The existing building is being used for a Behavioral Health Services regional office at the current time. Additionally, during the quarter ended February 29, 2004, approximately $309,000 of leasehold improvements related to the NSC building purchased in July 2003 were reclassed to "building improvements".*

Depreciation expense was $1,439,428, $1,046,715, and $1,206,704 for the years ended August 31, 2004, 2003, and 2002, respectively.

7. ACCRUED EXPENSES AND UNEARNED REVENUE

Accrued expenses consisted of the following at August 31:

	2004	2003
Reserve for deferred revenue and contract adjustments	**$ 663,471**	$ 411,463
Reserves for employee health benefits	**942,606**	1,066,314
Reserve for general and professional liability claims	**883,493**	1,086,000
Workers compensation self-insured liability	**573,717**	513,956
401(k) matching funds contributions	**534,942**	487,875
Other	**3,450,499**	3,138,900
	$ 7,048,728	$ 6,704,508
Unearned revenue	**891,731**	1,421,412
	$ 7,940,459	$ 8,125,920

8. LONG-TERM DEBT

At August 31, 2004 and 2003, the Company had long-term debt comprised of a revolving credit facility with outstanding balances of $40.0 million and $14.0 million, respectively. At August 31, 2004, $43.1 million of the $90 million credit facility was available to the Company after letter of credit obligations. On May 23, 2002, the Company entered into a Second Amended and Restated Credit Agreement (the "Second Amended Credit Agreement"), with JPMorgan Chase Bank, as Agent, and Bank of America, NA to fund ongoing working capital requirements, refinance existing debt, finance future acquisitions by the Company, and for other general corporate purposes. On August 29, 2003, the Company amended the agreement to allow for its expansion to a $60 million facility by adding Wells Fargo Bank Texas as an equal bank participant in the facility. On May 4, 2004, the Company again amended the agreement to extend the term by one year and to increase the amount of the revolving credit facility to $90 million (with an expansion feature under which the amount of the credit facility can be increased to expand to $120 million, subject to the satisfaction of certain conditions) and to add KeyBank National Association as a participant in the facility.

The revolving credit facility bears interest at (1) the Base Rate plus the Base Rate Margin, as defined or (2) the Adjusted Eurodollar Rate, plus the Eurodollar Margin, as defined. The weighted average interest rates on outstanding indebtedness under the credit facility at August 31, 2004, 2003 and 2002 were 3.62%, 3.46%, and 4.00%, respectively. The Eurodollar Margin and Base Rate Margin vary depending on the debt coverage ratio of the Company. The revolving credit facility, as amended, matures on May 31, 2006, at which time it converts to a two-year amortizing term loan.

As of October 4, 2002, April 4, 2003 and August 29, 2003, the Credit Agreement was amended to allow the Company to finance the redemption or repurchase of its capital stock, subject to certain conditions. The amendments currently allow the Company to expend, from August 29, 2003 through May 31, 2006, up to $7.5 million for the repurchase of shares, of which $1.2 million has been expended.

The Company is subject to certain covenants which include prohibitions against (i) incurring additional debt or liens, except specified permitted debt or permitted liens, (ii) certain material acquisitions, other than specified permitted acquisitions (including any single acquisition not greater than $15.0 million or cumulative acquisitions not in excess of $45.0 million during any twelve consecutive monthly periods), without prior bank approval, (iii) certain mergers, consolidations, dividend payments or asset dispositions by the Company or changes of control of the Company, (iv) certain executive management changes at the Company, and (v) a material change in the nature of business conducted. In addition, the terms of the revolving credit facility require the Company to satisfy certain ongoing financial covenants. The revolving credit facility is secured by a first lien on or first priority security interest in and/or pledge of substantially all of the assets of the Company and of all present and future material subsidiaries of the Company.

9. SHAREHOLDERS' EQUITY

Common Stock

The Board of Directors adopted in October 1999 the Horizon Health Corporation Employee Stock Purchase Plan ("the Plan"). The purpose of the Plan, which became effective January 1, 2000, is to provide employees of the Company and its subsidiaries the opportunity to acquire an ownership interest in the Company through the purchase of Common Stock at a discount to current market prices. The Plan offers eligible employees the ability to purchase Company stock at a 15% discount below the current market price at designated periods.

Eligible employees are able to contribute up to 10% of their base salary pursuant to two, six-month offering periods, which are defined as January 1 – June 30 and July 1 – December 31. Pursuant to the Plan the Company issued 13,887, 10,774, and 12,023 shares of Common Stock from treasury for the fiscal years ended August 31, 2004, 2003, and 2002, respectively.

Treasury Stock

During the time period of September 1998 through February 2001, the Board of Directors of the Company authorized the repurchase of up to 2,525,000 shares of its common stock. As of August 31, 2002 the Company had repurchased 2,292,863 shares of its common stock pursuant to such authorizations, which had previously expired. On October 7, 2002 the Board of Directors authorized the repurchase of up to 800,000 shares of its common stock. As of August 31, 2004, the Company had repurchased 704,908 shares in total of the 800,000 share authorization, which remains in effect. The stock repurchase plan, as approved by the Board of Directors, authorized the Company to make purchases of its outstanding common stock from time to time in the open market or through privately negotiated transactions, depending on market conditions and applicable securities regulations. The repurchased shares are added to the treasury shares of the Company and may be used for employee stock plans and for other corporate purposes. The shares were repurchased utilizing available cash and borrowings under the Company's credit facility. A total of 1,298,779 and 1,078,711 treasury shares had been reissued pursuant to the exercise of certain stock options and in connection with the Employee Stock Purchase Plan as of August 31, 2004 and August 31, 2003, respectively.

The Company accounts for the treasury stock using the cost method. Gains on sales of treasury stock are credited to Additional Paid In Capital ("APIC"), losses are charged to APIC to the extent that previous net gains from sales are included therein, otherwise to retained earnings. Therefore, on the statement of changes in stockholders' equity, for the year ending August 31, 2002, the net difference between the cost price and the option price on the issuance of treasury stock of $305,878 has been reclassified from Additional Paid in Capital to Retained Earnings.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the FASB issued SFAS 141, *Business Combinations* and SFAS 142, *Goodwill and Other Intangible Assets.* SFAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. See Note 2 "Accounting for Intangible Assets and Goodwill" for a discussion regarding SFAS 141 and SFAS 142.

The recorded value of the Knox Keene license, the Company's indefinite life intangible asset, which is not subject to amortization, was $795,988 at August 31 2004. The costs of certain management contracts and other intangible assets acquired by the Company remain subject to amortization. Amortization of recorded values for contracts, non-compete agreements, and trade names for the twelve months ended August 31, 2004 were $1,216,684, $235,072 and $33,484, respectively, and for the twelve months ended August 31, 2003 were $1,365,462, $125,611, and $43,459, respectively. During the year ended August 31, 2003, the Company retired five fully amortized contract valuation balances totaling $7,055,026 from its books, which accounts for the net decrease in accumulated amortization between the periods presented on the face of the accompanying balance sheet.

The following table sets forth the estimated amortization expense for intangibles subject to amortization for the four succeeding fiscal years and thereafter.

For the years ended August 31:	2005	$ 948,523
	2006	492,910
	2007	443,937
	2008	409,429
	Thereafter	429,282
		$ 2,724,081

The following table sets forth by business service group of the Company, as described in Note 14 elsewhere herein, the amount of goodwill and certain indefinite life intangible assets as of August 31, 2004 that are subject to impairment tests rather than amortization and the adjustments, if any, to the amount of such goodwill and certain indefinite life intangible assets in the twelve months ended August 31, 2004. The Company elected to conduct the annual impairment testing during its fiscal year third quarter. As a result of the May 31, 2004 impairment testing, no impairment adjustments were deemed necessary.

	Behavioral Health Services [1]	Physical Rehabilitation Services	ProCare One Nurses	EAP Behavioral Services [2]	Consolidated
Goodwill as of August 31, 2003	$ 16,841,171	$ 1,703,665	$ 9,988,595	$ 42,236,432	$ 70,769,863
Goodwill adjusted during the period		–	–	(815,926)	(815,926)
Goodwill and certain indefinite life intangible asset acquired during the period	13,769,951	–	–	795,988	14,565,939
Goodwill and certain indefinite life intangible asset as of August 31, 2004	**$ 30,611,122**	**$ 1,703,665**	**$ 9,988,595**	**42,216,494**	**$ 84,519,876**

[1] *$13,769,951 of goodwill acquired during the period relates to the purchase of PSH Acquisition Corporation effective June 1, 2004 (See Note 5 elsewhere herein this document).*

[2] *Goodwill adjusted during the period relates to reclassifications to other intangibles related to the purchase of Integrated Insights, which was acquired effective June 30, 2003 and purchase price allocation adjustments related to the purchase of EAPI and Integrated Insights. Certain indefinite life intangible assets adjusted during the period relate to reclassifications from goodwill related to the valuation of the Company's Knox Keene License.*

See Note 14, elsewhere herein, for a description of the Company's business service groups.

11. RETIREMENT PLAN

The Company sponsors a 401(k) plan that covers substantially all employees, subject to certain eligibility requirements. The Company can elect to make matching fund contributions at its discretion, but has historically done so annually. For the benefit plan years ended December 31, 2003, 2002 and 2001 the Company's contributions were approximately $646,000, $604,000, and $606,000 respectively.

12. INCOME TAXES

Deferred taxes are provided for those items reported in different periods for income tax and financial reporting purposes. Income tax expense for the years ended August 31 is comprised of the following components:

	Federal	State	Total
2004			
Current	**$ 4,858,036**	**$ 691,993**	**$ 5,550,029**
Deferred	**1,048,157**	**119,783**	**1,167,940**
	$ 5,906,193	**$ 811,776**	**$ 6,717,969**
2003			
Current	$ 3,878,055	$ 586,409	$ 4,464,464
Deferred	1,422,342	162,554	1,584,896
	$ 5,300,397	$ 748,963	$ 6,049,360
2002			
Current	$ 4,166,875	$ 591,186	$ 4,758,061
Deferred	786,105	89,840	875,945
	$ 4,952,980	$ 681,026	$ 5,634,006

The components of the net deferred tax liability at August 31 were obtained using the liability method in accordance with SFAS No. 109 and are as follows:

	2004	2003
Contracts	**$ 1,062,415**	$ 797,966
Goodwill	**(6,814,697)**	(5,222,921)
Deferred tax liabilities	**(5,752,282)**	(4,424,955)
Accounts receivable	**1,484,252**	918,242
Vacation accruals	**620,708**	597,337
Property & equipment/intangibles	**303,334**	516,362
Miscellaneous accruals	**916,073**	1,093,883
Net operating loss carryforward	**212,857**	252,013
Deferred tax assets	**3,537,224**	3,377,837
Net deferred tax liability	**$ (2,215,058)**	$ (1,047,118)

At August 31, 2004, the Company had available an estimated, unused net operating loss carryforward for tax purposes of approximately $545,786. This carryforward, subject to annual utilization limits, may be utilized to offset future years' taxable income and will expire during 2011 if unused prior to that date.

The following is a reconciliation of income taxes at the U.S. federal income tax rate to the Company's effective income tax rate:

	Tax Rate 2004	**2004**	2003	2002
Federal income taxes based on 35% of book income	**35.0%**	**$ 6,122,605**	$ 5,471,061	$ 5,095,354
Permanent adjustments:				
Meals and entertainment, goodwill and other permanent adjustments	**0.9%**	**152,529**	150,656	117,269
State income taxes and other adjustments	**2.5%**	**442,835**	427,643	421,383
	38.4%	**$ 6,717,969**	$ 6,049,360	$ 5,634,006

13. COMMITMENTS AND CONTINGENCIES

Property Leases

The Company leases various facilities and equipment under operating leases. The following is a schedule of minimum rental payments under these leases, which expire at various dates:

For the years ending August 31,	2005	$ 2,513,424
	2006	1,770,785
	2007	1,066,817
	2008	854,539
	2009 and thereafter	642,106
		$ 6,847,671

Rent expense for the years ended August 31, 2004, 2003, and 2002 was $2,706,345, $2,580,278, and $2,507,278, respectively.

Insurance Risk Retention

The Company's liability and property risk management program involves a balance of insured risks and self-insured retentions. The Company carries general, professional, and malpractice liability, comprehensive property damage, workers' compensation, directors and officers and other insurance coverages that management considers cost-effective and reasonable and adequate for the protection of the Company's assets, operations and employees. There can be no assurance, however, that the coverage limits of such policies will be adequate. A successful claim against the Company in excess of its insurance coverage or several claims for which the Company's self-insurance components are significant in the aggregate could have a material adverse effect on the Company.

Estimates of the aggregate or portions of claims pursuant to the Company's self-insurance retentions, and liability for uninsured claims incurred are determined and accrual reserves and associated expenses recorded, by using actuarial assumptions followed in the insurance industry and historical experience. In estimating the liability for claims, the Company obtains estimates from independent third party actuarial firms.

Legal Proceedings

The Company is, and may be in the future, party to litigation arising in the ordinary course of its business. While the Company has no reason to believe that any such pending claims are material, there can be no assurance that the Company's insurance coverages will be adequate to substantially cover liabilities arising out of such claims or that any such claims will be covered by the Company's insurance. Any material claim that is not covered by insurance may have an adverse effect on the Company's business. Claims against the Company, regardless of their merit or outcome, may also have an adverse effect on the Company's reputation and business.

In late 1999, the Company became aware that a civil qui tam lawsuit brought under the Federal False Claims Act had been filed under seal naming the Company's psychiatric contract management subsidiary, Horizon Mental Health Management (Horizon), as one of the defendants therein. In March 2001, the relators served the complaint in the lawsuit. The U.S. Department of Justice had previously declined to intervene in the lawsuit. The complaint alleges that certain on-site Company personnel acted in concert with other non-Company personnel to improperly inflate certain Medicare reimbursable costs associated with psychiatric services rendered at a Tennessee hospital prior to August 1997. The lawsuit names the hospital, the parent corporation of the hospital and a home health agency as additional defendants. The parties are in discovery proceedings. The Company does not believe the claims asserted in the lawsuit, based on present allegations, represent a material liability to the Company.

In early December 2000, the Company was served with a U.S. Department of Justice subpoena issued by the U.S. Attorney's Office for the Northern District of California. The subpoena requested the production of documents related to certain matters such as patient admissions, patient care, patient charting, and marketing materials, pertaining to hospital gero-psychiatric programs managed by the Company. The Company furnished documents relating to one facility in response to the subpoena in January 2001 and there has been no further activity in relation to the subpoena since that time. On October 30, 2002, the Company received a letter from the Civil Division of the U.S. Department of Justice proposing a preliminary meeting to discuss possible False Claim Act violations alleged in a sealed qui tam suit and also to discuss the findings of the U.S. Department of Justice after its review of certain records. The Company met with the U.S. Department of Justice in December 2002 and furnished additional information regarding what appear to be the allegations. The qui tam suit remains under seal and the U.S. Government is still considering whether or not it will intervene in the suit. The Company has not been served with the suit. The allegations and the records reviewed relate to the same matters that were the subject of the 2000 U.S. Department of Justice subpoena. At this time, the Company cannot predict the ultimate scope or any particular future outcome of the qui tam suit or the investigation. Eventually allegations could be asserted against the Company involving claims anywhere from minor to significant in amount.

14. SEGMENT (SERVICE GROUP) INFORMATION

The Company has determined that its reportable segments (service groups) are appropriately based on its method of internal reporting which disaggregates its business by services category in a manner consistent with the Company's consolidated statements of income format. The Company's reportable service groups are Behavioral Health Services, Physical Rehabilitation Services, EAP-Behavioral Services and ProCare One Nurses. During the fiscal year ended August 31, 2003, the Company discontinued reporting its then smallest service group Mental Health Outcomes, separately due to its downsizing and integration into Behavioral Health Services as a product line and accordingly has restated all previous periods shown. In prior years, estimates of workers compensation claims liability was allocated (based on payroll dollars) to the operating unit level. Effective September 1, 2003, the Company began recording these estimates at the general and administrative level with actual paid claims costs being recorded to the applicable operating unit.

See notes (A) through (D) below for a description of the services provided by each of the identified service groups. The Company's business is conducted solely in the United States.

The following schedule represents revenues and operating results for the twelve months ended August 31 by operating division/service group:

2004	(A) Behavioral Health Services	(B) Physical Rehabilitation Services	(C) EAP Behavioral Services	(D) ProCare One Nurses	(E) Other	Eliminations	Consolidated
Revenues	**$ 90,457,278**	**$18,758,589**	**$ 52,249,019**	**$18,498,084**	**$ 359,726**	**$ –**	**$180,322,696**
Intercompany revenues	**1,136**	**–**	**233,122**	**176,333**	**–**	**(410,591)**	**–**
Cost of services	**59,864,748**	**14,239,741**	**47,598,774**	**17,121,194**	**261,413**	**(410,591)**	**138,675,279**
EBITDA (F)	**27,580,263**	**3,610,121**	**3,068,545**	**1,334,041**	**(14,541,512)**	**103**	**21,051,561**
Total assets	**146,663,178**	**15,146,169**	**47,586,232**	**15,736,442**	**33,092,433**	**(113,769,567)**	**144,454,887**
2003							
Revenues	$ 76,727,730	$ 17,366,592	$ 48,348,055	$ 22,003,025	$ 1,894,934	$ –	$ 166,340,336
Intercompany revenues	–	–	183,500	175,922	–	(359,422)	–
Cost of services	51,064,745	13,001,695	44,687,287	19,942,022	1,495,791	(359,422)	129,832,118
EBITDA (F)	23,905,519	3,485,493	1,347,754	1,850,269	(12,080,494)	–	18,508,541
Total assets	106,191,383	12,785,558	49,243,626	25,506,154	23,960,879	(115,358,892)	102,328,708
2002							
Revenues	$ 81,215,651	$ 15,117,485	$ 40,449,170	$ 5,318,722	$ 1,620,072	$ –	$ 143,721,100
Intercompany revenues	–	–	213,305	–	–	(213,305)	–
Cost of services	55,433,274	11,156,702	36,550,862	4,734,514	2,029,649	(213,305)	109,691,696
EBITDA (F)	22,176,943	3,388,846	1,913,791	583,491	(10,616,256)	–	17,446,815
Total assets	92,015,367	10,673,441	40,986,293	26,085,151	25,736,513	(102,911,390)	92,585,375

(A) *Behavioral Health Services provides behavioral health contract management services to acute care hospitals, and effective with the April 1, 2004 and June 1, 2004 acquisitions of the behavioral healthcare facilities, operates owned behavioral health facilities that also provide programs for children, adolescents, and adults.*

(B) *Physical Rehabilitation Services provides physical rehabilitation contract management services to acute care hospitals.*

(C) *EAP-Behavioral Services provides employee assistance programs and managed behavioral care.*

(D) *ProCare One Nurses provides specialized temporary nurse staffing services to acute care hospitals primarily in California and Michigan.*

(E) *"Other" represents revenue and expenses associated with residual Phase IV PsychScope agreements and the Company's primary general and administrative costs, i.e., expenses associated with the corporate offices and National Support Center located in the Dallas suburb of Lewisville, Texas which provides management, financial, human resources, and information system support for the Company and its service groups.*

(F) *EBITDA is a presentation of "earnings before interest, taxes, depreciation, and amortization." EBITDA is the unit of measure reviewed by the chief operating decision makers in determining service group operating performance. EBITDA may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA is a non-GAAP measure and should not be considered an alternative to operating or net income in measuring company results. For the year ended August 31, 2004, 2003 and 2002, consolidated EBITDA is derived by adding depreciation and amortization of $2,924,667, $2,581,245, and $2,778,445, respectively, to the Company's operating income for the same periods of $18,126,894, $15,927,296, and $14,668,370, respectively. Consolidated cash flows from operating, investing, and financing activities for the period ended August 31, 2004 were $12,437,096, ($37,651,032), and $25,148,998 respectively, for the period ended August 31, 2003 were $12,832,667, ($12,371,411) and ($2,524,167), respectively, and for the period ended August 31, 2002 were $13,954,316, ($15,810,351), and $3,910,960, respectively, and are represented on the Statement of Cash Flows elsewhere herein.*

15. QUARTERLY FINANCIAL INFORMATION (unaudited)

The following is a summary of unaudited quarterly financial data for fiscal 2004 and 2003:

	Revenues	Operating Income	Net Income	Earnings Per Share * Basic	Earnings Per Share * Diluted
Quarter Ended:					
August 31, 2004	**$ 51,381,192**	**$ 4,942,069**	**$ 2,794,951**	**$ 0.52**	**$ 0.49**
May 31, 2004	**44,756,062**	**4,525,280**	**2,729,900**	**0.50**	**0.48**
February 29, 2004	**42,138,796**	**4,397,680**	**2,669,386**	**0.49**	**0.47**
November 30, 2003	**42,046,646**	**4,261,865**	**2,580,951**	**0.48**	**0.46**
Total	**$180,322,696**	**$ 18,126,894**	**$ 10,775,188**	**$ 1.99**	**$ 1.90**
August 31, 2003	$ 42,278,140	$ 3,995,178	$ 2,376,795	$ 0.46	$ 0.43
May 31, 2003	40,530,645	3,984,714	2,403,252	0.46	0.43
February 28, 2003	41,490,144	4,038,190	2,445,723	0.46	0.43
November 30, 2002	42,041,407	3,909,214	2,356,472	0.44	0.41
Total	$166,340,336	$ 15,927,296	$ 9,582,242	$ 1.83	$ 1.70

*Amounts may not add due to rounding or independent calculation.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Horizon Health Corporation:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Horizon Health Corporation and its subsidiaries at August 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
November 5, 2004

Directors and Officers

Board of Directors
Ken Newman
Chairman of the Board
Horizon Health

George E. Bello
Retired Executive Vice President
Reliance Group Holdings, Inc.

Michael R. Bowlin
Retired Chairman and Chief Executive Officer
ARCO

James E. Buncher
President and Chief Executive Officer
SafeGuard Health Enterprises, Inc.

Robert A. Lefton
President and Chief Executive Officer
SemperCare, Inc.

William H. Longfield
Retired Chairman and Chief Executive Officer
C.R. Bard, Inc.

Donald E. Steen
Chairman
United Surgical Partners International, Inc.

Chairman and Chief Executive Officer
AmeriPath, Inc.

Officers
Horizon Health
Ken Newman
President and Chief Executive Officer

John E. Pitts
Senior Vice President, Finance and Chief Financial Officer

David K. White, Ph.D.
Senior Vice President, Operations

Frank J. Baumann
Senior Vice President, Operations

Jackie L. James
Senior Vice President, Operations

Donald W. Thayer
Senior Vice President, Acquisitions and Development

David K. Meyercord
Senior Vice President, Administration and General Counsel

Gregory P. Flynn
Vice President, Controller

Peter Kavanaugh
Vice President, Acquisitions and Development

Richard A. Shriver
Vice President, Employee Relations

James G. Zoccoli
Vice President, Information Technology

Corporate Data

Independent Public Accountants
PricewaterhouseCoopers LLP
Dallas, TX

Corporate Counsel
Strasburger & Price, LLP
Dallas, TX

Transfer Agent
American Stock Transfer and Trust
New York, NY

Corporate Headquarters:
Horizon Health
1500 Waters Ridge Drive
Lewisville, TX 75057
(972) 420-8200
(972) 420-8282 (fax)
www.horizonhealth.com

Notice of Annual Meeting

The annual meeting of shareholders will be held on January 21, 2005, at 11:30 a.m. local time at the Company's James W. McAtee National Support Center in Lewisville, Texas.

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended August 31, 2004, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Investor Relations, Horizon Health, 1500 Waters Ridge Drive, Lewisville, TX 75057.

Common Stock

The Company's Common Stock trades on The NASDAQ Stock Market (National Market) under the symbol "HORC." The following tables show, for the periods indicated, the quarterly range of high and low sale prices per share for the common stock during the period indicated.

Fiscal 2004	High	Low
Fourth Quarter	$ 26.48	$ 19.51
Third Quarter	26.50	22.04
Second Quarter	25.00	20.22
First Quarter	24.75	17.95

Fiscal 2003	High	Low
Fourth Quarter	$ 19.25	$ 14.44
Third Quarter	17.75	13.50
Second Quarter	18.00	13.36
First Quarter	18.29	10.00

As of December 1, 2004, the company had a total of approximately 1,250 stockholders, including 250 stockholders of record and approximately 1,000 persons or entities holding Common Stock in nominee name.

Horizon Health
1500 Waters Ridge Drive
Lewisville, TX 75057

www.horizonhealth.com